Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

IMMUCOR, INC.

a Georgia Corporation

at

$27.00 Net Per Share

by

IVD ACQUISITION CORPORATION

a wholly owned indirect subsidiary of

IVD HOLDINGS INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., ATLANTA, GEORGIA TIME, ON AUGUST 18, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

IVD Acquisition Corporation, a Georgia corporation (which we refer to as the “Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (which we refer to as the “Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (which we refer to as “Sponsor”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Immucor, Inc., a Georgia corporation (which we refer to as “Immucor”), at a purchase price of $27.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the or this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Immucor. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Immucor (the “Merger”), with Immucor continuing as the surviving corporation in the Merger and a wholly owned indirect subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on August 19, 2011, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (including as a result of an exercise of the Top-Up Option (as defined below in the “Summary Term Sheet”) by Purchaser) and Shares owned by Immucor or any direct or indirect wholly owned subsidiary of Immucor, and in each case not held on behalf of third parties, and (ii) Shares owned by shareholders who validly exercise dissenters’ rights under Georgia law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Immucor will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the Financing Proceeds Condition (as described below), (iii) the HSR condition (as described below) and (iv) the governmental authority condition (as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 p.m. (Atlanta, Georgia time) on August 18, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least 84% of the outstanding Shares on a fully-diluted basis as of the Expiration Date. The Financing Proceeds Condition requires that Parent (either directly or through its subsidiaries) must have received the proceeds of the commitments from JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMS”) and Citigroup Global Markets Inc. (“Citi” and, together with JPMCB and JPMS and any other lenders party to the Debt Commitment Letter, the “Debt Commitment Parties”) to provide an aggregate of $1.1 billion in debt financing to Purchaser (the “Debt Financing”) (or any alternative financing) and/or the Debt Commitment Parties (or the lenders party to a new commitment letter for any alternative financing) will have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing). The HSR condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and any applicable consent or approvals pursuant to German antitrust or merger control laws have been obtained. Under the HSR Act, Sponsor and Immucor each intend to file a Premerger Notification and Report Form with the United States Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer and the Merger. The governmental authority condition requires that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or the Offer illegal, be in effect. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, Immucor’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of Immucor and the holders of Shares, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by the Georgia Business Corporation Code, approve the Merger.

A summary of the principal terms of the Offer appears on pages S-i through S-ix. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

July 15, 2011

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” (provided that if such Shares are direct registration Shares, neither (i) nor (ii) will be required, as provided in the Letter of Transmittal), in each case prior to 5:00 p.m. (Atlanta, Georgia time) on August 18, 2011, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Banks and Brokerage Firms, Please Call: (212) 929-5500

Shareholders and All Others, Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Immucor contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Immucor or has been taken from or is based upon publicly available documents or records of Immucor on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Immucor provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.10 per share, of Immucor, Inc.

Price Offered Per Share	$27.00 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes

Scheduled Expiration of Offer	5:00 p.m. (Atlanta, Georgia time) on August 18, 2011, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	IVD Acquisition Corporation, a Georgia corporation and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation

Who is offering to buy my Shares?

IVD Acquisition Corporation, or Purchaser, a wholly owned indirect subsidiary of IVD Holdings Inc., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Georgia corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Immucor. Parent is controlled by TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor”). See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to IVD Holdings Inc. alone, the term “Purchaser” to refer to IVD Acquisition Corporation alone and the term “Immucor” to refer to Immucor, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.10 per share, of Immucor on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Immucor common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

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Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Immucor. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger (as described below) after consummation of the Offer. Upon consummation of the Merger (as described below), Immucor would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $27.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Immucor have entered into an Agreement and Plan of Merger, dated as of July 2, 2011 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Immucor (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $1,700 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options, restricted stock awards, performance shares and restricted stock units), to pay debt, to pay related transaction fees and expenses, and to fund working capital at the closing of the Merger (the “Merger Closing”). Purchaser has obtained commitments from JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMS”) and Citigroup Global Markets Inc. (“Citi” and, together with JPMCB and JPMS and any other lenders party to the Debt Commitment Letter, the “Debt Commitment Parties”) to provide an aggregate of $1.1 billion in debt financing to Purchaser (the “Debt Financing”), consisting of a $600 million senior secured term loan facility, a $400 million senior unsecured bridge facility and a $100 million senior secured revolving facility, of which, no more than $25 million may be drawn at the Merger Closing (i) to fund transaction expenses, (ii) to fund any original issue discount or upfront fees with respect to the Debt Financing and (iii) for working capital needs. Sponsor has provided an equity commitment of up to $691 million to Parent (the “Equity Financing”), which, in addition to the Debt Financing and certain cash on hand of Immucor (with respect to payments subsequent to the completion of the Merger), Parent and Purchaser anticipate will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger, and to pay related transaction fees and expenses and fund working capital at the Merger Closing. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided (including the requirement with respect to the Equity Financing of substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement and the requirement with respect to the Debt Financing of prior or substantially simultaneous funding of the Equity

S-ii

Financing). If we acquire at least one Share more than 90% of the Shares on a fully-diluted basis in the Offer, we intend to effect the Merger without any further action by the shareholders of Immucor. If we acquire less than 90% of the Shares on a fully-diluted basis in the Offer, provided the Minimum Tender Condition (as described below) is satisfied, we will exercise the Top-Up Option (as defined below), and thereafter effect the Merger without any further action by the shareholders of Immucor.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date (as defined below), will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; and

•	we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5:00 p.m. (Atlanta, Georgia time) on August 18, 2011, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on August 19, 2011, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	If, at the initial Expiration Date, any condition to the Offer is not satisfied or waived, Purchaser must extend the Offer for up to ten business days (in increments of at least five business days).

•

If, at any then-scheduled Expiration Date that is after the initial Expiration Date, any condition to the Offer is not satisfied or waived, Purchaser must extend the Offer on one or more occasions in consecutive increments of up to five business days (or such longer period as the parties may agree).

•

In addition, Purchaser must extend the Offer (i) on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to

S-iii

the Offer and (ii) on one occasion upon the request of Immucor for a period of time not to exceed ten business days if, within ten business days before any then-scheduled Expiration Date of the Offer, Immucor receives an Acquisition Proposal (as defined below) or a Change of Recommendation (as defined below) occurs;

provided, however, that Purchaser shall not be required to extend the Offer beyond December 15, 2011 and any such extension beyond December 15, 2011 shall be subject to (x) Purchaser’s right to irrevocably and unconditionally terminate the Offer if at the then-scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (y) Immucor’s right (exercisable by delivering written notice to Parent and Purchaser no later than one day prior to the then-scheduled Expiration Date) to cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date if at such Expiration Date any condition to the Offer has not been satisfied or waived.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., Atlanta, Georgia time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

that there shall have been validly tendered and not withdrawn by the Expiration Date that number of Shares which, when added to the Shares already owned by Parent or any of its subsidiaries, would represent at least 84% of the Shares outstanding on a fully-diluted basis (the “Minimum Tender Condition”);

•

that Parent (either directly or through its subsidiaries) must have received the proceeds of the Debt Financing (or any alternative financing) and/or the Debt Commitment Parties (or the lenders party to a new commitment letter for any alternative financing) will have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing);

•

that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or Offer illegal, shall be in effect;

•

that the representations and warranties of Immucor (A) set forth in Sections 5.2(a), 5.2(b), 5.2(d) (capital structure); Section 5.3 (corporate authority; approval; fairness opinion); and Section 5.13 (takeover statutes; rights plan) of the Merger Agreement shall be true and correct in all material respects, and (B) set forth in the Merger Agreement, other than those section specifically identified in clause (A), shall be true and correct (disregarding for purposes of this clause (B) all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Company Material

S-iv

Adverse Effect” (as described below) and words of similar import therein), except with respect to both clause (A) and clause (B), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that the condition set forth in clause (B) shall be deemed to have been satisfied even if any representations and warranties of Immucor are not so true and correct unless the failure of such representations and warranties of Immucor to be so true and correct has had, or would reasonably be expected to have, a Company Material Adverse Effect; provided, further, however, solely for the purposes of clause (A) above, if one or more inaccuracies in the representations and warranties set forth in Section 5.2(a), 5.2(b), or 5.2(d) (capital structure) of the Merger Agreement would cause damages or diminution in value to Parent or Purchaser of $5 million or more or would cause the aggregate amount required to be paid by Parent and/or Purchaser to effectuate the Merger, refinance Immucor’s indebtedness, consummate the Offer and exercise the Top-Up Option (as defined below), consummate the transactions contemplated by the Merger Agreement and pay all fees and expenses in connection therewith, to increase by $5 million or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (A) above;

•

that, since the date of the Merger Agreement, there has not occurred any change, event or occurrence that has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined below);

•	that Immucor shall have performed or complied with in all material respects its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement;

•

that the applicable waiting period under the HSR Act shall have expired or been terminated and any applicable consent or approvals pursuant to German antitrust or merger control laws have been obtained;

•

that in the event that the exercise of the Top-Up Option (as defined below) is necessary to ensure that Parent or Purchaser owns at least one share more than 90% of the Shares outstanding on a fully diluted basis immediately after the exercise of the Top-Up Option, there shall be no law restraining Purchaser’s ability and right to (A) exercise the Top-Up Option or (B) issue the Shares upon exercise of the Top-Up Option, which together with the shares validly tendered in the Offer and not properly withdrawn are sufficient for Purchaser to own at least one Share more than 90% of the Shares on a fully diluted basis; and

•	that the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Immucor, Purchaser cannot, and Parent will not permit Purchaser to, (i) reduce the number of Shares subject to the Offer or sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) amend or waive the Minimum Tender Condition, (iv) add to or impose conditions to the Offer, (v) extend the Expiration Date of the Offer, except as expressly provided in the Merger Agreement, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend or modify the Offer in any manner adverse to the holders of the Shares; provided, however, with respect to clause (iii), Purchaser shall have the right to increase the Minimum Tender Condition, but only to the extent necessary to ensure that following an exercise of the Top-Up Option (as defined below) and purchase of the Shares pursuant to the Top-Up Option, Purchaser shall have purchased one Share more than 90% of the outstanding Shares on a fully-diluted basis.

See Section 15 — “Certain Conditions of the Offer.”

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Have any Immucor shareholders agreed to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, or (B) a completed and signed Letter of Transmittal indicating that you tender all of your direct registration Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or (ii) tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. There is no procedure for guaranteed delivery in the Offer.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares also may be withdrawn at any time after September 13, 2011, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Immucor board of directors think of the Offer?

After careful consideration, Immucor’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of Immucor and the holders of Shares, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by the Georgia Business Corporation Code (the “GBCC”), approve the Merger.

A more complete description of the reasons of Immucor’s board of director’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Immucor.

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If the Offer is completed, will Immucor continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, Immucor no longer will be publicly traded. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that Immucor’s common stock will no longer be eligible to be traded through the NASDAQ Global Select Market (“Nasdaq”) or other securities exchanges, and there may not be an active public trading market for Immucor common stock.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Immucor and all of the then outstanding Shares (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including as a result of an exercise of the Top-Up Option (as defined below) by Purchaser and Shares owned by Immucor or any direct or indirect wholly owned subsidiary of Immucor, and in each case not held on behalf of third parties and (ii) Shares owned by shareholders who validly exercise dissenters’ rights under Georgia law with respect to such Shares) will be automatically converted into the right to receive the Offer Price (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Immucor. Furthermore, if pursuant to the Offer or otherwise we own at least one Share more than 90% of the outstanding Shares on a fully-diluted basis, we may effect the Merger without any further action by the shareholders of Immucor.

See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, Immucor’s shareholders who do not tender their Shares in the Offer will, unless they validly exercise dissenters’ rights in accordance with Georgia law (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) dissenters’ rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger to the extent validly exercised. See Section 17 — “Dissenters’ Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Immucor’s shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described in Section 13 — “Certain Effects of the Offer,” Immucor may cease making certain filings with the SEC.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 1, 2011, which was the last trading day prior to public reports of the Offer and the Merger the reported closing sales price of the Shares on Nasdaq was $20.73. On July 14, 2011, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $26.88. The Offer Price represents a premium of approximately 30.2% over the July 1, 2011 closing stock price and a premium of approximately 0.4% over the July 14, 2011 stock price.

See Section 6 — “Price Range of Shares; Dividends.”

S-vii

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least one Share more than 90% of the outstanding Shares on a fully-diluted basis in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have been granted an irrevocable option, subject to certain limitations, to purchase from Immucor the lowest number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. The Top-Up Option is not exercisable more than once or if the Minimum Tender Condition has been waived. We refer to this option as the “Top-Up Option.”

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Immucor — Short-Form Merger.”

Will I have dissenters’ rights in connection with the Offer?

No dissenters’ rights are available in connection with the Offer. If the Merger is consummated, however, Immucor shareholders whose Shares have not been purchased by Purchaser pursuant to the Offer, and who have not voted in favor of the Merger will have certain rights under Article 13 of the GBCC, to seek payment of the “fair value” of their Shares. Immucor’s shareholders who perfect these rights by complying with the procedures set forth in Article 13 of the GBCC will have the fair value of their Shares as of immediately prior to the Merger (excluding any appreciation or depreciation in anticipation of the Merger) determined by the superior court of Fulton County, Georgia, and will be entitled to receive such fair value from Immucor. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares (together with a fair rate of interest thereon). The value so determined could be more or less than the price paid by Purchaser pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to fair value under Article 13 of the GBCC. If the Merger is consummated, each of the Shares of any shareholder of Immucor who asserts dissenters’ rights under Article 13 of the GBCC but who fails to perfect, or who effectively withdraws or loses his or her right to assert dissenters’ rights, as provided in the GBCC, will be converted into the right to receive an amount equal to the Offer Price.

See Section 17 — “Dissenters’ Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (“Options”). Pursuant to the Merger Agreement, as of the earlier to occur of the Offer Closing and the Effective Time (such earlier time, the “Acceleration Time”), Immucor will use commercially reasonable efforts to provide that each Option granted pursuant to Immucor’s 2005 Long-Term Incentive Plan, Amended and Restated 2003 Stock Option Plan, Amended and Restated 1998 Stock Option Plan and 1990 Stock Option Plan and any other Immucor plan or arrangement under which equity-based awards are outstanding (collectively, the “Stock Plans”) that is outstanding and unexercised immediately prior to the Acceleration Time will become 100% vested and exercisable immediately prior to the Acceleration Time and shall be cancelled at the Acceleration Time and the holder of such Option shall be entitled to receive in exchange for such cancellation as soon as reasonably practicable, a cash payment equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Per Share Merger Consideration over the per-Share exercise price of such Option, less any applicable withholding taxes.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options and Restricted Stock; Stock Plans.”

S-viii

What will happen to my restricted stock awards in the Offer?

Immucor has agreed to use its commercially reasonable efforts to provide that as of the Acceleration Time, each Share of restricted stock granted under Stock Plans (which we refer to as “Restricted Stock Awards”) that is outstanding immediately prior to the Acceleration Time will become free of restrictions and become fully vested and transferable immediately prior to the Acceleration Time.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options and Restricted Stock; Stock Plans.”

What will happen to my restricted stock units and performance shares in the Offer?

Immucor has agreed to use its commercially reasonable efforts to provide that as of the Acceleration Time each restricted stock unit and performance share awarded under Immucor’s 2005 Long-Term Incentive Plan (which we refer to as “Restricted Stock Units”) that is outstanding immediately prior to the Acceleration time will become or otherwise be deemed fully vested and cancelled at the Acceleration Time in exchange for the right to receive the Per Share Merger Consideration as soon as reasonably practicable after the Acceleration Time, less any applicable withholding taxes. For the purpose of applying the immediately preceding sentence to any Restricted Stock Unit that is a performance share, the number of Restricted Stock Units treated as fully vested and cancelled in exchange for the Per Share Merger Consideration will be equal to the number of Shares that the holder would have been eligible to receive had performance criteria applicable to such Restricted Stock Units s been achieved at specified target levels.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options and Restricted Stock; Stock Plans.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (Toll Free). Banks and brokers may call collect at (212) 929-5500. MacKenzie Partners, Inc. is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

S-ix

To the Holders of

Shares of Common Stock of Immucor, Inc.

INTRODUCTION

IVD Acquisition Corporation, a Georgia corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (which we refer to as “Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Immucor, Inc., a Georgia corporation (which we refer to as “Immucor”), at a purchase price of $27.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of July 2, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Immucor. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Immucor (the “Merger”), with Immucor continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned indirect subsidiary of Parent. The closing of the Merger is the “Merger Closing” and the date of the Merger Closing is the “Merger Closing Date.” In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including as a result of an exercise of the Top-Up Option (as defined below) by Purchaser and Shares owned by Immucor or any direct or indirect wholly owned subsidiary of Immucor, and in each case not held on behalf of third parties and (ii) Shares owned by shareholders who validly exercise dissenters’ rights under Georgia law with respect to such Shares) will be automatically converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Immucor will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Immucor stock options, restricted stock awards, restricted stock units and performance shares.

Tendering shareholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of the termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the Financing Proceeds Condition (as described below), (iii) the HSR condition (as described below) and (iv) the governmental authority condition (as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 p.m. (Atlanta, Georgia time) on August 18, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its subsidiaries, shall equal at least 84% of the outstanding Shares on a fully-diluted basis as of the Expiration Date. The Financing Proceeds Condition requires that Parent (either directly or through its subsidiaries) must have received the proceeds of the commitments from JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMS”) and Citigroup Global Markets Inc. (“Citi” and, together with JPMCB and JPMS and any other lenders party to the Debt Commitment letter, the “Debt Commitment Parties”) to provide an aggregate of $1.1 billion in debt financing to Purchaser (the “Debt Financing”) (or any alternative financing) and/or the Debt Commitment Parties (or the lenders party to a new commitment letter for any alternative financing) will have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing (as defined below) in an amount sufficient to consummate the Offer Closing (as defined below) and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing). The HSR condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) have expired or been terminated, and any applicable consent or approvals pursuant to German antitrust or merger control laws have been obtained. Under the HSR Act, Sponsor and Immucor each intend to file a Premerger Notification and Report Form with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer and the Merger. The governmental authority condition requires that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or Offer illegal, be in effect. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, Immucor’s board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, are fair to and in the best interests of Immucor and the holders of Shares, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by the Georgia Business Corporation Code (the “GBCC”), approve the Merger.

A more complete description of Immucor’s board of director’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Immucor’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to shareholders in connection with the Offer. Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Transaction” and “Reasons for the Board of Directors’ Recommendation.”

Immucor has advised Parent that, on July 13, 2011, (i) 70,741,281 Shares were issued and outstanding (including 243,479 unvested Restricted Stock Awards) and 2,401,729 Shares were issuable upon the exercise of vested stock options to purchase Shares, including options to purchase Shares that were granted pursuant to Immucor’s 2005 Long-Term Incentive Plan, Amended and Restated 2003 Stock Option Plan, Amended and Restated 1998 Stock Option Plan and 1990 Stock Option Plan and any other Immucor plan or arrangement under which equity-based awards are outstanding (collectively, the “Stock Plans”) (such options, referred to herein as “Options” or “Stock Options”), with an exercise price no more than the Offer Price. Assuming that no Shares are issued pursuant to the exercise of Options, grants of restricted stock awarded under the Stock Plans (which we refer to as “Restricted Stock Awards”), vesting of restricted stock units and performance shares awarded under Immucor’s 2005 Long-Term Incentive Plan (which we refer to as “Restricted Stock Units”) or otherwise after July 13, 2011 and all Options that are vested as of July 13, 2011 are exercised, there would be 73,534,435 Shares outstanding and the Minimum Tender Condition would be satisfied if at least 61,534,435 Shares are validly tendered and not validly withdrawn on or prior to the initial Expiration Date.

Pursuant to the Merger Agreement, the board of directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of Immucor at the Effective Time shall, from and after the Effective Time, be the officers of Immucor.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required under applicable law, the affirmative vote of the holders of at least a majority of the then outstanding Shares to consummate the Merger and the other transactions contemplated thereby. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least one Share more than 90% of the Shares on a fully-diluted basis in the Offer, including pursuant the Top-Up Option (as described below), if applicable, Purchaser may consummate the Merger under the GBCC without a shareholders’ meeting and without the approval of Immucor’s other shareholders.

If the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after the approval of the Merger by holders of a majority of the outstanding Shares. In that case, the consummation of the Merger would be subject to similar conditions as the Offer, other than the additional condition to the Merger regarding the shareholder approval requirement and the inapplicability to the Merger of (i) the Minimum Tender Condition and (ii) the condition regarding the receipt of funds from the Debt Commitment Parties and/or the confirmation of the availability of the debt financing from the Debt Commitment Parties. See Section 11 — “The Merger Agreement; Other Agreements.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on August 19, 2011 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of the termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition (as defined below), the Financing Proceeds Condition (as defined below), the HSR condition, the governmental authority condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

We must (i) if, at the initial Expiration Date, any condition to the Offer is not satisfied or waived, extend the Offer for up to ten business days (in increments of at least five business days); (ii) if, at any then-scheduled Expiration Date that is after the initial Expiration Date, any condition to the Offer is not satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five business days (or such longer period as the parties may agree) and (iii) extend the Offer (x) on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer and (y) on one occasion upon the request of Immucor for a period of time not to exceed ten business days if, within ten business days before any then-scheduled Expiration Date of the Offer, Immucor receives an Acquisition Proposal (as defined below) or a Change of Recommendation (as defined below) occurs; provided, however, that Purchaser shall not be required to extend the Offer beyond December 15, 2011 (the “Outside Date”) and any such extension beyond December 15, 2011 shall be subject to (x) Purchaser’s right to irrevocably and unconditionally terminate the Offer if at the then-scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (y) Immucor’s right (exercisable by delivering written notice to Parent and Purchaser no later than one day prior to the then-scheduled Expiration Date) to cause Purchaser to irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date if at such Expiration Date any condition to the Offer has not been satisfied or waived.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Immucor, Purchaser cannot, and Parent will not permit Purchaser to, (i) reduce the number of Shares subject to the Offer or sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) amend or waive the Minimum Tender Condition, (iv) add to or impose conditions to the Offer, (v) extend the Expiration Date of the Offer, except as expressly provided in the Merger Agreement, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend or modify the Offer in any manner adverse to the holders of the Shares; provided, however, with respect to clause (iii), Purchaser shall have the right to increase the Minimum Tender Condition, but only to the extent necessary to ensure that following an exercise of the Top-Up Option and purchase of the Shares pursuant to the Top-Up Option, Purchaser shall have purchased one Share more than 90% of the outstanding Shares on a fully-diluted basis. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Atlanta, Georgia time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, if at any then-scheduled Expiration Date, any condition to the Offer shall not have been satisfied or waived, prior to December 15, 2011, then (i) Purchaser may irrevocably and unconditionally terminate the Offer or (ii) Immucor may, by delivering written notice to Parent and Purchaser, with such notice to be delivered no less than one business day prior to the then-scheduled Expiration Date, cause Purchaser to irrevocably and unconditionally terminate the Offer.

Under the Merger Agreement, if we do not acquire at least one Share more than 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from Immucor the lowest number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding on a fully-diluted basis at a price per Share equal to the Offer Price. The Top-Up Option may not be exercised more than once or if the Minimum Tender Condition has been waived.

Immucor has provided us with Immucor’s shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Immucor’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. If we, with Immucor’s consent, commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” (provided that if such Shares are direct registration Shares (“DRS Shares”), neither (A) nor (B) will be required, as provided in the Letter of Transmittal), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date; provided that if such Shares are DRS Shares, neither (A) nor (B) will be required, as provided in the Letter of Transmittal.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by 5:00 p.m. on the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3 (provided that if such Shares are DRS Shares, neither (A) nor (B) will be required, as provided in the Letter of Transmittal), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, MacKenzie Partners, Inc. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions of the Offer may be challenged by Immucor’s shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Immucor’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Immucor’s shareholders.

Information Reporting and Backup Withholding. Payments made to shareholders of Immucor in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. shareholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such shareholder is a United States person, the taxpayer identification number provided is correct, and that such shareholder is not subject to backup withholding. Foreign shareholders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8 in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a shareholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m. (Atlanta, Georgia time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 13, 2011, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to United States shareholders of Immucor whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options, Restricted Stock Awards or Restricted Stock Units. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Immucor. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to United States shareholders of Immucor in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to shareholders who will actually or constructively own any stock of Immucor following the Offer and the Merger, to holders of equity awards under Immucor’s equity compensation plans, or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, shareholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation, and shareholders that beneficially own (actually or constructively), or at some time during the 5-year period ending on the date of the exchange have beneficially owned (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address taxes other than United States federal income taxes. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to shareholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “BLUD.” Immucor advised Parent that, as of July 13, 2011, there were (i) 70,497,802 Shares (other than Restricted Stock Awards) issued and outstanding, (ii) 703,045 Shares available for issuance pursuant to the Stock Plans, (iii) 2,401,729 Shares subject to issuance from the exercise of outstanding Options (vested and unvested), (iv) 243,479 shares of Restricted Stock Awards issued and outstanding, and (v) 391,425 Restricted Stock Units outstanding (of which 228,890 are restricted units and 162,535 are performance shares). The Shares constitute the only outstanding class of securities of Immucor or its subsidiaries registered under the Securities Act of 1933, as amended (the “Securities Act”). In addition, (i) no Shares were held in treasury and (ii) no Shares were held by a subsidiary of Immucor.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on Nasdaq.

	High	Low
Year Ended May 31, 2010
First Quarter	$18.80	$11.24
Second Quarter	19.435	16.84
Third Quarter	21.45	18.17
Fourth Quarter	22.79	18.81
Year Ended May 31, 2011
First Quarter	$20.71	$17.29
Second Quarter	20.55	15.01
Third Quarter	21.50	18.23
Fourth Quarter	21.95	18.21
Year Ended May 31, 2012
First Quarter (through July 14, 2011)	$27.185	$19.00

On July 1, 2011, which was the last trading day prior to public reports of the Offer and the Merger the reported closing sales price of the Shares on Nasdaq was $20.73. On July 14, 2011, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $26.88. The Offer Price represents a premium of approximately 30.2% over the July 1, 2011 closing stock price and a premium of approximately 0.4% over the July 14, 2011 stock price.

According to Immucor’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010, Immucor has never declared cash dividends on its common stock and presently intends to continue to reinvest its earnings in its business. Shareholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Immucor.

Except as specifically set forth herein, the information concerning Immucor contained in this Offer to Purchase has been taken from or is based upon information furnished by Immucor or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Immucor’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Immucor was organized in 1982 as a Georgia corporation. Immucor’s principal offices are located at 3130 Gateway Drive, Norcross, Georgia, 30071 and its telephone number is (770) 441-2051. The following description of Immucor and its business has been taken from Immucor’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010 and is qualified in its entirety by reference to such Form 10-K. Immucor develops, manufactures and sells a complete line of reagents and automated systems used primarily by donor centers, hospitals and reference laboratories for testing to detect and identify certain properties of human blood for the purpose of blood transfusion.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Immucor is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Immucor’s directors and officers, their remuneration, Stock Options, Restricted Stock Awards and Restricted Stock Units granted to them, the principal holders of Immucor’s securities, any material interests of such persons in transactions with Immucor and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on September 24, 2010 and distributed to Immucor’s shareholders on or about October 2, 2010. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Immucor, that file electronically with the SEC.

Financial Projections. Immucor’s management prepared and provided to Parent, Purchaser and Sponsor, in connection with their due diligence review, certain projected financial information concerning Immucor, and a summary of such projected financial information is set forth below (the “Projections”). None of Parent, Purchaser, Sponsor or any of their affiliates or representatives participated in preparing, and they do not express any view on, the Projections summarized below, or the assumptions underlying such information. The inclusion of the Projections in this Statement should not be regarded as an admission or representation of Parent, Purchaser, Sponsor or Immucor, or an indication that any of Parent, Purchaser, Sponsor or Immucor or their respective affiliates or representatives considered, or now consider, the Projections to be a reliable prediction of actual future events or results, and the Projections should not be relied upon as such. The Projections are being provided in this document only because Immucor made them available to Parent, Purchaser and Sponsor in connection with their due diligence review of Immucor. None of Parent, Purchaser, Sponsor or Immucor or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any shareholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

The Projections were prepared by and are the responsibility of Immucor’s management. Immucor has advised us that the Projections were not prepared with a view to public disclosure or complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Additionally, Immucor has advised us that Immucor’s independent registered public accounting firm has not examined, compiled or performed any procedures with respect to the Projections, and it has not expressed any opinion or any other form of assurance of such information or the likelihood that Immucor may achieve the results contained in the Projections, and accordingly, assumes no responsibility for them and disclaims any association with them. The ultimate achievability of the Projections included herein is also subject to numerous risks and uncertainties including but not limited to the risks and uncertainties described in Immucor’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010 and subsequent filings made with the SEC. Immucor has made publicly available its actual results of operations for the first three quarters of fiscal 2011. You should review the Immucor’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2011 to obtain this information. Readers of this Offer to Purchase are strongly cautioned not to place undue reliance on the Projections set forth below.

Immucor has advised us that the Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to Immucor’s business. Additionally, Immucor has advised that of these matters are beyond Immucor’s control and the continuing uncertainty surrounding general economic conditions and in the industries in which Immucor operates creates significant uncertainty around the Projections. As a result, Immucor has advised that there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Because the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. Immucor has also advised us that the Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of Immucor to delay or cancel purchases of Immucor’s products pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of Immucor’s business thereafter. Further, Immucor has advised us that the Projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

In addition, Immucor has advised us that the Projections included non-GAAP financial measures under SEC rules, including Immucor’s earnings before interest expense, interest income and income taxes (“EBIT”) and Immucor’s earnings before interest expense, interest income, income taxes, depreciation and amortization (“EBITDA”). This information should not be considered in isolation or in lieu of Immucor’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies.

In light of the foregoing, Immucor’s shareholders are cautioned not to place undue, if any, reliance on the Projections set forth below.

Consolidated Income Statement Information

	FY2012E	FY2013E	FY2014E	FY2015E	FY2016E
	(in millions, except per share data)
Revenues	$344.7	$368.2	$395.6	$421.9	$450.9
Cost of goods sold	104.4	110.7	117.8	126.2	135.5
Gross Profit	240.3	257.5	277.8	295.7	315.3

Operating Expenses
Research and Development	15.4	16.8	17.3	17.9	18.5
Selling and Marketing	40.7	42.8	45.9	48.7	51.5
Distribution	17.3	18.3	19.8	21.2	22.8
General and Administrative	34.8	38.0	39.7	41.2	43.1
Restructuring Expense	—	—	—	—	—
Amortization Expenses / Other	4.1	3.5	3.5	3.5	3.5
Total Operating Expenses	112.3	119.4	126.2	132.6	139.4

EBIT	128.0	138.1	151.6	163.2	175.9
Depreciation and Amortization	19.1	21.0	23.0	25.0	27.1
EBITDA	147.1	159.1	174.6	188.2	203.0

Interest Income	0.8	1.8	6.5	15.6	18.7
Interest Expense	—	—	—	—	—
Other Income / (Expenses), net	—	—	—	—	—

Income Before Taxes	128.8	139.9	158.1	178.8	194.6

Taxes	45.0	48.8	55.2	62.4	67.9
Net Income	83.8	91.1	102.9	116.4	126.6

Earnings per share (Basic)	$1.19	$1.29	$1.46	$1.65	$1.79

Weighted Average Basic Shares Outstanding	70.6	70.6	70.6	70.6	70.6

Consolidated Statement of Cash Flow Information

	FY2012E (1)	FY2013E	FY2014E	FY2015E	FY2016E
	(in millions)
Cash Flow from Operating Activities
Net Income	83.8	91.1	102.9	116.4	126.6
Depreciation and Amortization	19.1	21.0	23.0	25.0	27.1
Change in Net Working Capital	(15.7)	(17.9)	(19.5)	(20.2)	(21.6)
Change in Goodwill	—	—	—	—	—
Change in Deferred Income Tax Assets	—	—	—	—	—
Change in Other Assets	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Change in Deferred Revenue	0.4	0.5	0.6	0.6	0.7
Change in Deferred Income Tax Liabilities	—	—	—	—	—
Change in Other Long-Term Liabilities	—	—	—	—	—

Total Cash Flow from Operations	87.6	94.7	106.9	121.7	132.7

Cash Flow from Investing Activities
Capital Expenditures	(12.1)	(12.9)	(13.8)	(14.8)	(15.8)

Total Cash Flow from Investing Activities	(12.1)	(12.9)	(13.8)	(14.8)	(15.8)

Cash Flow Available for Debt Repayment	75.6	81.8	93.1	106.9	116.9

Cash Flow from Financing Activities
Drawdown on Revolver	0.0	0.0	0.0	0.0	0.0
Proceeds from Issuance of New Debt	0.0	0.0	0.0	0.0	0.0
Debt Repayment	0.0	0.0	0.0	0.0	0.0
Proceeds from Issuance of Stock	0.0	0.0	0.0	0.0	0.0
Net Issuance / (Buyback) from Exercise of Stock Options	(2.8)	(3.0)	(4.3)	(5.4)	(5.9)
Redemption and Retirement of Stock	0.0	0.0	0.0	0.0	0.0

Total Cash Flow from Financing	(2.8)	(3.0)	(4.3)	(5.4)	(5.9)

Net Increase / (Decrease) in Cash	72.7	78.8	88.8	101.6	111.0

(1)	Updated financial information regarding Immucor’s estimated fiscal 2011 cash flow from operating activities was provided to Goldman, Sachs & Co. (“Goldman Sachs”) and TPG Capital, L.P. This updated information resulted in an increase in Immucor’s 2012 projected cash flow from operating activities and this updated financial information was used by Goldman Sachs in preparing its opinion, with Immucor’s approval. Immucor’s updated 2012 projected cash flow from operating activities were as follows:

FY2012E
Cash Flow from Operating Activities
Net Income	83.8
Depreciation and Amortization	19.1
Change in Net Working Capital	(7.8)
Change in Goodwill	(0.5)
Change in Deferred Income Tax Assets	(0.5)
Change in Other Assets	0.1
Change in Deferred Revenue	1.9
Change in Deferred Income Tax Liabilities	(1.8)
Change in Other Long-Term Liabilities	—

Total Cash Flow from Operations	94.3

The change in Total Cash Flow from Operations resulted in a projected Net Increase in Cash in fiscal 2012 of $79.4 million.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation formed on July 1, 2011 and Purchaser is a Georgia corporation formed on June 30, 2011. Both companies were formed solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the Equity Financing (as described below) and Debt Financing (as described below) in connection with the Offer and the Merger. Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the Equity Financing and Debt Financing in connection with the Offer and the Merger. Upon the completion of the Merger, Purchaser will cease to exist and Immucor will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned subsidiary of Parent. Parent is controlled by affiliates of Sponsor. The principal business of Sponsor is to make equity investments in business organizations. Sponsor has provided an equity commitment of up to $691 million to Parent. See Section 9 — “Source and Amount of Funds.”

The office address of each of Purchaser, Parent or Sponsor is c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, CA 94104 and the telephone number is (415) 743-1500. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and Sponsor are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Immucor (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Immucor or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Immucor or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; and (iv) we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay debt of Immucor, to pay related transaction fees and expenses, and to fund working capital at the Merger Closing will be approximately $1,700 million. Purchaser anticipates funding these payments with a combination of Debt Financing and Equity Financing as described herein and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of Immucor. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the Debt Financing and Equity Financing will be provided (including the requirement with respect to the Equity Financing of substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement and the requirement with respect to the Debt Financing of prior or substantially simultaneous funding of the Equity Financing). Under the Merger Agreement, Parent and Purchaser are permitted to amend, replace, supplement or otherwise modify or grant waivers of any of its rights under the financing commitments and/or substitute other debt or equity financing for all or any portion of the Debt Financing or Equity Financing from the same and/or alternative financing sources without the written consent of Immucor, unless such amendment, replacement, supplement or other modification or waiver would:

•

reduce the aggregate amount of the financing (unless the Equity Financing (as described below) or Debt Financing (as described below), as the case may be, is increased by an amount corresponding to such reduction on substantially the same terms);

•

impose new or additional conditions precedent or contingences to the financing (unless such conditions precedent or contingencies to the financing would not be (A) materially adverse to Parent, Purchaser or Immucor and (B) reasonably expected to prevent or impede or delay the Merger Closing); or

•	prevent or impede or delay the Merger Closing.

In addition, under the Merger Agreement, Purchaser may elect to, and in certain circumstances may be required to (and Parent must cause Purchaser to), extend the Offer on one or more occasions if certain conditions have not been satisfied.

Equity Financing. Parent has received an equity commitment letter, dated July 2, 2011 (which we refer to as the “Equity Commitment Letter”), from Sponsor, pursuant to which Sponsor has provided an equity commitment of up to $691 million for the purpose of funding a portion of the aggregate Offer Price (if applicable) and a portion of the aggregate Per Share Merger Consideration (as defined below) required to be paid pursuant to the Merger Agreement and related fees and expenses pursuant to the Merger Agreement. Pursuant to the Equity Commitment Letter, to fund such commitment, Sponsor will purchase, or will cause the purchase, directly or indirectly, through one or more intermediate entities, of equity securities of Parent. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, and any permitted replacement equity financing, as the “Equity Financing.” Immucor is an express third-party beneficiary to the Equity Commitment Letter and has the following enforcement rights (and only the following enforcement rights) under the Equity Commitment Letter: (i) the right to seek specific performance of Parent’s obligation to enforce Sponsor’s obligation to fund the equity commitment set forth in the Equity Commitment Letter in accordance with the terms of the Equity Commitment Letter and in accordance with certain provisions of the Merger Agreement and (ii) the right to directly seek specific performance of Sponsor’s obligation to fund the equity commitment set forth in the Equity Commitment Letter under the circumstances, and only under the circumstances, in which Immucor would be permitted by clause (i) and certain provisions related to specific performance in the Merger Agreement to obtain specific performance requiring Parent to enforce Sponsor’s obligation to fund such equity commitment. Sponsor may allocate a portion of the Equity Financing to its affiliates; provided that such allocation shall not relieve the Sponsor of its obligations under the Equity Commitment Letter, including its obligation to fund the full amount.

Concurrently with the execution and delivery of the Equity Commitment Letter, Sponsor executed and delivered to Immucor a limited guaranty in favor of Immucor in respect of certain of Parent’s obligations under the Merger Agreement (which we refer to as the “Limited Guaranty”); provided that in no event will Sponsor incur (i) fee obligations totaling more than $90 million in the aggregate under the Limited Guaranty or (ii) enforcement expense obligations under the Limited Guaranty totaling more than the lesser of $2 million or the aggregate enforcement expense obligations that have been paid or are payable by Parent, Purchaser or the Guarantor (as defined below).

The funding of the equity commitment under the Equity Commitment Letter is subject to (i) the satisfaction or waiver of all the conditions to Parent’s and Purchaser’s obligations to effect the Merger Closing (other than the condition regarding the purchase of Shares in the Offer and any conditions that by their nature are to be satisfied at the Merger Closing, but subject to the prior or substantially concurrent satisfaction or waiver in writing of those conditions), (ii) the Debt Financing having been funded in accordance with the terms thereof or would be funded in accordance with the terms thereof at the Offer Closing if the Equity Financing were funded at the Merger Closing, (iii) Immucor’s irrevocable confirmation to Parent in writing that (A) all conditions specified in clause (i) above have been satisfied or that it is willing to waive any such open conditions and (B) if specific performance is granted and the Equity Financing and Debt Financing were funded, the Merger Closing would occur and (iv) the substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement.

Debt Financing. Purchaser received a debt commitment letter, dated July 2, 2011 (the “Debt Commitment Letter”), from JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMS”) and Citigroup Global Markets Inc. (“Citi” and, together with JPMCB and JPMS and any other lenders party to the Debt Commitment Letter, collectively, the “Debt Commitment Parties”). The Debt Commitment Letter provides an aggregate of $1.1 billion in debt financing to Purchaser (the “Debt Financing” and, together with the Equity Financing, the “Financing”), consisting of a $600 million senior secured term loan facility, a $400 million senior unsecured bridge facility and a $100 million senior secured revolving facility, of which no more than $25 million may be drawn at the Merger Closing (i) to fund transaction expenses, (ii) to fund any original issue discount or upfront fees with respect to the Debt Financing and (iii) for working capital needs. The initial borrower under the facilities contemplated by the Debt Commitment Letter will be Purchaser, and upon consummation of the Merger, the rights and obligations under the facilities will be assumed by the Surviving Corporation.

JPMCB, JPMS and Citi may invite other banks, financial institutions and institutional lenders to participate in the Debt Financing described in the Debt Commitment Letter and to undertake a portion of the commitments to provide such Debt Financing.

Interest under the senior secured credit facilities will be payable either at a base rate (based on the higher of the prime rate, the Federal Funds Effective Rate plus 0.50% and adjusted LIBOR for interest periods of 1 month plus 1.00%) plus a margin or a LIBOR-based rate (which, in the case of the term loan facility only, shall be subject to a floor) plus a margin at the option of Purchaser (with both the margin over the base rate and the margin over the LIBOR-based rate, in the case of the senior secured revolving credit facility only, being subject to stepdowns based on senior secured leverage ratio targets to be agreed) and will be payable at the end of each interest period set forth in the credit agreement (but at least every three months). The term loan facility will mature seven years, and the revolving facility will mature five years, in each case, from the date of initial funding under the senior secured credit facilities.

The senior secured facilities will be guaranteed on a joint and several basis by Parent or a wholly-owned subsidiary of Parent and by all of the existing and future direct and indirect wholly-owned domestic subsidiaries of Purchaser (which will include, after the Merger, all of the existing and future direct and indirect wholly-owned domestic subsidiaries of Immucor) other than certain immaterial and other subsidiaries. The senior secured credit facilities will be secured, subject to permitted liens and other agreed upon exceptions, by substantially all of the tangible and intangible assets of Parent, Purchaser and each subsidiary guarantor, including a first-priority security interest in pledges of all the capital stock held by Parent, Purchaser or any subsidiary guarantor, including the stock of Purchaser with certain exceptions, including limitations on the pledge of capital stock of foreign subsidiaries.

Interest under the senior unsecured bridge facility shall initially equal a LIBOR-based rate (subject to a floor) plus an applicable margin increasing to a specified cap. The senior unsecured bridge facility will be guaranteed on a joint and several basis by the guarantors of the senior secured facilities on a senior unsecured basis with the guarantee of each such guarantor under the senior unsecured bridge facility being pari passu in right of payment with all obligations under the senior secured facilities.

If the senior unsecured bridge facility is not paid in full on or before the first anniversary of the Merger, then subject to a specified condition, the maturity of the senior unsecured bridge facility shall be extended to eight years after the closing date of the Merger. After such extension, the holders of the outstanding senior bridge loans may choose, subject to specified conditions, to exchange such loans for senior exchange notes that mature eight years after the closing date of the Merger that Immucor would be required to register for public sale under a registration statement in compliance with applicable securities laws.

The facilities contemplated by the Debt Commitment Letter are subject to certain closing conditions, including, without limitation:

•

a condition that, (a) except (i) as disclosed in the reports that Immucor has filed with or furnished to the SEC via EDGAR on or after May 31, 2010 and prior to the date of the Merger Agreement (other than disclosures that are forward-looking in nature) or (ii) as set forth in the Company Disclosure Letter (as defined in the Merger Agreement) and except as otherwise required or contemplated by the Merger Agreement, since May 31, 2010 through the date of the Merger Agreement, there have not been any facts, circumstances, events, changes, effects or occurrences that would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) and (b) since the date of the Merger Agreement, there shall not have occurred any change, event or occurrence that has, had or would reasonably be expected to have, a Company Material Adverse Effect;

•	the execution and delivery of definitive documentation with respect to the applicable debt facilities consistent with the Debt Commitment Letter;

•	the accuracy of certain representations and warranties in the Merger Agreement and specified representations and warranties in the loan documents;

•	the consummation of an equity contribution by Sponsor (or its affiliate) substantially concurrently with the initial borrowing under the debt facilities;

•

the consummation of the merger (without any amendments to the Merger Agreement or any waivers thereof by Purchaser or Parent that are materially adverse to the lenders or the joint lead arrangers without the consent of the joint lead arrangers (such consent not to be unreasonably withheld or delayed)) substantially concurrently with the initial borrowing under the debt facilities;

•

the delivery of certain customary closing documents (including, among others, a solvency certificate, legal opinions, evidence of authority, evidence of insurance and lien searches), documentation required under anti-money laundering laws and the taking of certain actions necessary to establish and perfect a security interest in certain items of collateral;

•	delivery of certain audited, unaudited and pro forma financial statements;

•	the payment of applicable fees and expenses;

•	the receipt of a customary offering memorandum with respect to the senior unsecured notes offering and a confidential information memorandum for the senior secured credit facilities;

•

as a condition to the availability of the senior secured credit facilities, the expiration of a marketing period of 15 consecutive business days (which period excludes certain days and is to re-commence if not completed by August 21, 2011) following receipt of the confidential information memorandum referred to in the immediately preceding bullet for use in the syndication of the senior secured credit facilities; and

•

as a condition to the availability of the senior unsecured bridge facility, the expiration of a marketing period of 15 consecutive business days (which period excludes certain days and is to re-commence if not completed by August 21, 2011) following receipt of the offering memorandum referred to in the second immediately preceding bullet for use in the placement of the senior unsecured financing.

The final termination date for the Debt Commitment Letter is the earliest of (a) December 15, 2011, (b) the date on which the Merger is consummated without funding of the commitments under the Debt Commitment Letter and (c) the date on which the Merger Agreement is validly terminated in accordance with its terms.

Purchaser currently intends to use cash generated by its and its subsidiaries’ operations to repay the financing contemplated by the Debt Commitment Letter in the ordinary course of business, although Parent and Purchaser have agreed to use their commercially reasonable efforts to refinance the senior unsecured bridge facility if the effective yield on such refinancing debt is below a specified cap. Purchaser has no current plans or arrangements to refinance the debt financing.

Although the debt financing described in this Offer to Purchase is not subject to due diligence or a “market out” provision, which would have allowed lenders not to fund their commitments if certain conditions in the financial markets prevail, there is still a risk that such debt financing may not be funded when required. As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this Offer to Purchase is not available as anticipated.

10.	Background of the Offer; Past Contacts or Negotiations with Immucor.

Background of the Offer

The following is a description of contacts between and among representatives of TPG Capital, L.P. (together with its affiliates, “TPG”), Parent or Purchaser with representatives of Immucor that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Immucor’s activities relating to these contacts, please refer to Immucor’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase.

On March 8, 2010, the Chief Executive Officer of Immucor met with a strategic buyer about a potential transaction and a representative from TPG participated in that meeting as a potential financing source for the strategic buyer. TPG’s participation in these discussions did not advance beyond a preliminary stage.

In April 2011, representatives of TPG contacted Immucor and Immucor’s financial advisor, Goldman, Sachs & Co. (“Goldman Sachs”), to express interest in a potential transaction.

On May 2, 2011, representatives of TPG met with the Chief Executive Officer and the non-executive Chairman of Immucor in New York City and the Chief Executive Officer and the non-executive Chairman provided an overview of Immucor’s business and the blood transfusion market.

On May 4, 2011, the General Counsel of Immucor sent a draft confidentiality agreement to Todd Sisitsky at TPG. Over the next day, Kelly, Hart and Hallman (“Kelly Hart”), outside counsel to TPG, negotiated the terms of the confidentiality agreement with representatives of Immucor.

On May 5, 2011, Immucor and TPG entered into the initial confidentiality agreement with respect to a potential transaction.

On May 6, 2011, the Chief Executive Officer of Immucor delivered a presentation to representatives of TPG in San Francisco that described Immucor’s business, historical and projected financials and relevant blood transfusion and industry trends. This presentation also included financial projections for Immucor.

On May 17, 2011, TPG submitted a written, non-binding indication of interest with a price range of $25 to $27 per share through Goldman Sachs.

On May 24, 2011, a representative from Goldman Sachs sent an updated confidentiality agreement to Todd Sisitsky at TPG. During the next three days, Kelly Hart negotiated the terms of the updated confidentiality agreement with King & Spalding LLP (“King & Spalding”), outside counsel to Immucor.

On May 27, 2011, Immucor and TPG entered into the updated confidentiality agreement, dated as of May 27, 2011 (the “Confidentiality Agreement”), with respect to a potential transaction, which replaced the initial May 5 confidentiality agreement. On May 27, 2011, following the execution of the Confidentiality Agreement, Immucor granted access to an electronic data room to representatives of TPG, including Ropes & Gray LLP, outside counsel to TPG (“Ropes & Gray”).

From May 27, 2011 through the signing of the Merger Agreement, TPG, McKinsey & Company (“McKinsey”), Ropes & Gray, PricewaterhouseCoopers LLP (“PwC”) and Marsh Risk & Insurance Services (“Marsh”) performed their respective due diligence investigations of Immucor. During this period, TPG, McKinsey, Ropes & Gray, PwC and/or Marsh, as applicable: (i) reviewed materials posted to the electronic data room, (ii) submitted a series of follow-up document and other diligence requests to Immucor and representatives thereof and (iii) held diligence calls with members of Immucor’s management and other Immucor representatives.

On June 3, 2011, Immucor provided a presentation to TPG and its representatives, providing detail on (i) Immucor’s business and the blood transfusion industry, (ii) perceived opportunities and risks facing Immucor’s business and (iii) Immucor’s historical and projected financials (as discussed at the May 6, 2011 meeting).

On June 6, 2011, representatives of Immucor’s management team hosted an all-day, in-person presentation at the offices of King & Spalding in Atlanta, Georgia, for TPG and certain of its representatives, including TPG’s prospective lenders — J.P. Morgan Securities LLC (“JPM”) and Citigroup Global Markets Inc. (“Citi”). During this presentation, Immucor management talked through the June 3 presentation in significant detail and answered follow-up questions from TPG and its representatives. Immucor also hosted a tour of its Norcross manufacturing and distribution facilities for certain representatives of TPG.

On June 10, 2011, representatives of TPG learned from Goldman Sachs that the then-current Chief Executive Officer of Immucor intended to step down from his position as Chief Executive Officer and transition towards retirement effective as of June 13, 2011. TPG confirmed its desire with Goldman Sachs to continue with a transaction notwithstanding the retirement and replacement of the Chief Executive Officer of Immucor.

On June 21, 2011, representatives from TPG met with representatives from Immucor and Goldman Sachs in Atlanta, Georgia to discuss (i) Immucor’s business, (ii) the competitive landscape and (iii) Immucor’s historical performance and growth outlook. A number of TPG’s questions were based on their review of financial and operational information Immucor had posted to the electronic data room.

On June 22, 2011, a form of merger agreement prepared by King & Spalding was made available to TPG and their representatives in the electronic data room.

On June 23, 2011, a representative from TPG contacted a representative from Goldman Sachs to discuss the merger agreement’s proposed dual-track structure, pursuant to which the parties to the merger agreement would agree to simultaneously pursue a tender offer and a one-step merger.

On June 24, 2011, representatives from Ropes & Gray and King & Spalding discussed the dual-track structure set forth in King & Spalding’s June 22 draft of the merger agreement and Ropes & Gray’s timeline for reviewing and revising the draft.

On June 28, 2011, representatives from TPG met with representatives from Immucor and Goldman Sachs in Atlanta, Georgia to further discuss Immucor’s business, with TPG asking a number of follow-up questions based on its continuing diligence review.

On June 28, 2011, Ropes & Gray submitted a revised draft of the merger agreement and unsigned debt commitment letters to King & Spalding.

On June 29, 2011, representatives from TPG and Goldman Sachs discussed the revised merger agreement that Ropes & Gray submitted on June 28.

On June 29, 2011, Ropes & Gray submitted a form of limited guaranty and a form of equity commitment letter to King & Spalding.

On June 30, 2011, representatives from TPG and Immucor engaged in follow-up discussions with respect to required antitrust and foreign control filings and TPG (through Ropes & Gray).

On June 30, 2011, King & Spalding distributed to Ropes & Gray a revised draft of the merger agreement and comments on the JPM debt commitment letter. King & Spalding also provided a draft of an amendment to the Immucor rights plan, which provided that the terms of the rights plan would not be triggered by TPG’s proposed acquisition of Immucor pursuant to the merger agreement. King & Spalding’s draft of the merger agreement presented a number of unresolved issues, including (i) the terms of the “go shop” provision, (ii) the size of the termination fees payable by Immucor if the merger agreement were to be terminated under specific circumstances, (iii) the size of the reverse termination fee payable by TPG if the transaction were to be terminated under specific circumstances, (iv) TPG’s request that Immucor reimburse TPG’s expenses for a termination under specific circumstances, and the size of the cap relating to such expense reimbursement, (v) Immucor’s request for specific performance as a remedy with respect to TPG funding its equity commitment, (vi) TPG’s commitments regarding regulatory matters, (vii) the timing of the proposed debt financing, including the terms of the marketing period relating to the debt financing and (viii) other issues affecting deal certainty.

On July 1, 2011, TPG (through Ropes & Gray) submitted a non-binding proposal to Goldman Sachs and King & Spalding stating that TPG was prepared to acquire Immucor at a price of $26.50 per share, subject to the satisfactory completion of the definitive documentation relating to the transaction. The proposal letter attached (i) a markup of King & Spalding’s June 30 draft of the merger agreement, (ii) a list of key outstanding issues in the draft merger agreement (including, reimbursement of Parent expenses, length of marketing period, the go-shop and no-shop terms, language limiting bank liability, governing law, termination fees/triggers and the bring down standard for certain representations and warranties), (iii) a revised draft of the limited guaranty, (iv) a revised draft of the equity commitment letter and (v) revised drafts of the debt commitment letters from Citi and JPM. The proposal included compromises on certain of the issues presented in King & Spalding’s June 30 draft, including (a) a “go shop” period through mid-August (including a reduced termination fee payable by Immucor during such “go shop” period), (b) a reverse termination fee of $85 million payable by TPG if TPG were to fail to close the transaction if otherwise required, (c) acceptance of Immucor’s request for specific performance as a remedy with respect to TPG funding its equity commitment, and (d) the inclusion of a “hell or high water” standard on antitrust regulatory approvals.

Throughout the day on July 1, 2011, representatives from Ropes & Gray and King & Spalding negotiated the open items in the revised merger agreement, including (i) the scope of the representations, warranties and covenants, (ii) the conditions to the closing of the tender offer and the merger, (iii) the go-shop and no-shop provisions and related obligations, (iv) the termination rights, termination fees and expense reimbursement provisions, (v) the allocation of risk among the parties and (vi) the representations, covenants, definitions and timelines, including the marketing period, relating to the financing of the transaction. On the evening of July 1, 2011, representatives from TPG had a telephone conference with representatives of Goldman Sachs on which they discussed how certain key terms and conditions in TPG’s bid proposal could be improved to satisfy concerns raised by Immucor’s board of directors, including by (a) increasing the per share offer price to $27.00, (b) increasing the reverse termination fee to be paid by TPG upon termination of the merger agreement under specific circumstances to $100 million, (c) eliminating TPG’s request for reimbursable expenses to be paid by Immucor upon termination of the merger agreement under specific circumstances and (d) shortening the length of the marketing period.

In the early morning (EDT) on July 2, 2011, King & Spalding distributed a revised merger agreement, limited guaranty, equity commitment letter and disclosure letter to TPG and its representatives. Later that morning, representatives from TPG contacted representatives from Goldman Sachs to present a revised proposal, which included an increased purchase price of $26.75 per share in cash, a reverse termination fee of $100 million and a reduced expense reimbursement cap of $10 million. TPG did not revise the 20 business day length of the marketing period. Goldman Sachs informed TPG that they would present the new information to Immucor’s board of directors, but stated that Immucor’s board of directors might not be willing to pursue the transaction on these terms given that TPG had not met the board of directors’ requested improvements from the evening of July 1, 2011. In the early afternoon on July 2, 2011, TPG submitted a revised bid proposal pursuant to which it increased its offer to $27.00 per share, but decreased the amount of the reverse termination fee to $90 million. Throughout the day on July 2, 2011, representatives from Ropes & Gray had a series of telephone conferences with representatives of King & Spalding to resolve outstanding issues contained in the draft merger agreement, the equity commitment letter, the debt commitment letter and the limited guaranty.

On the evening of July 2, 2011, the parties reached agreement on all of the remaining issues in the merger agreement, equity commitment letter, debt commitment letter and limited guaranty. In the late evening of July 2, 2011, (i) Parent, Purchaser and Immucor executed the Merger Agreement, (ii) TPG and Immucor executed the Limited Guaranty and (iii) Sponsor and Parent executed the Equity Commitment Letter. In addition, Immucor and the rights agent under the rights plan entered into an amendment to the rights plan.

On July 5, 2011, Immucor issued a press release announcing the execution of the Merger Agreement and the terms of the proposed transaction.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Immucor and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than July 15, 2011. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the conditions described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition (as defined in Section 15 — “Certain Conditions of the Offer”) and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer (as it may be extended and re-extended as described below and in compliance with applicable laws) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. The time of such acceptance for payment of Shares is referred to herein as the “Acceptance Time.” Pursuant to the Merger Agreement, the Offer is initially scheduled to expire at 5:00 p.m., Atlanta, Georgia time, on August 18, 2011 (sometimes referred to herein as the “initial Expiration Date”), but may be extended and re-extended as described below.

Pursuant to the Merger Agreement, Purchaser expressly reserved the right to waive any condition to the Offer or modify the terms of the Offer, except that Immucor’s prior written approval is required for Purchaser to:

•	reduce the number of Shares subject to the Offer or sought to be purchased in the Offer;

•	reduce the Offer Price;

•

amend or waive the Minimum Tender Condition; provided, however, that, pursuant to the Merger Agreement, Purchaser may, without Immucor’s prior written approval, increase the Minimum Tender Condition to the extent necessary to ensure that following an exercise of the Top-Up Option (as defined below) and purchase of the Top-Up Shares (as defined below), Purchaser will have purchased one Share more than 90% of the outstanding Shares on a fully-diluted basis;

•

add to or impose conditions to the Offer other than the conditions described in Section 15 — “Certain Conditions of the Offer” or modify any condition described in Section 15 — “Certain Conditions of the Offer”;

•	except as expressly provided in the Merger Agreement, extend the expiration date of the Offer;

•	change the form of consideration payable in the Offer; or

•	otherwise amend or modify the Offer in any manner adverse to the holders of the Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required to, and Parent is required to cause Purchaser to, extend the expiration of the Offer. Specifically, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, (i) extend the Offer for up to ten business days (in increments of at least five business days) if at the initial Expiration Date, any condition to the Offer is not satisfied or waived; (ii) extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each, if at any then scheduled expiration of the Offer after the initial Expiration Date, any condition to the Offer is not satisfied or waived; (iii) extend the Offer on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; and (iv) extend the Offer on one occasion upon the request of Immucor for a period of time not to exceed ten business days if, within ten business days before any scheduled expiration date of the Offer, Immucor receives an Acquisition Proposal (as defined below) or a Change of Recommendation (as defined below) occurs; provided, however, that Purchaser is not required to extend the Offer beyond the Outside Date and any such extension shall be subject to the right to terminate the Offer in accordance with the provisions described in the following paragraph.

The Merger Agreement provides that (i) Purchaser may irrevocably and unconditionally terminate the Offer if at any then-scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived and the Outside Date has occurred (the “Offer Determination Date”); (ii) Immucor may, by delivering written notice to Parent and Purchaser at any time from and after the Offer Determination Date, require Purchaser to, and require Parent to cause Purchaser to, irrevocably and unconditionally terminate the Offer at the then-scheduled expiration date of the Offer following receipt of such notice (delivered no less than one business day prior to the then-scheduled expiration date of the Offer); and (iii) if the Merger Agreement is terminated pursuant to its terms, then Purchaser must, and Parent must cause Purchaser to, promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer and in any event Purchaser may not acquire any Shares pursuant thereto. If the Offer is terminated or withdrawn by Purchaser or the Merger Agreement is terminated pursuant to its terms, then Purchaser must promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders thereof. The termination of the Offer pursuant to clause (i), (ii) or (iii) of this paragraph is referred to herein as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to herein as the “Offer Termination Date.” Pursuant to the Merger Agreement, the Offer Termination will not give rise to a right of termination of the Merger Agreement except to the extent expressly provided for by the terms of the Merger Agreement, and, absent any such termination of the Merger Agreement, the obligations of the parties thereunder other than those related to the Offer shall continue to remain in effect, including those obligations with respect to the Merger.

Pursuant to the Merger Agreement, if Immucor changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Acceptance Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Offer Price will be equitably adjusted to reflect such change and as so adjusted will, from and after the date of such event, be the Offer Price.

Board of Directors at the Acceptance Time. Immucor has agreed that, promptly after the Acceptance Time, it will, upon Parent’s request and subject to compliance with applicable law, take all actions necessary to cause persons designated by Purchaser (the “Purchaser Designees”) to become members of Immucor’s board of directors such that the total number of Purchaser Designees, rounded up to the nearest whole number, equals the product of (i) the total number of members of Immucor’s board of directors (after giving effect to any increase in the number of the directors elected or appointed pursuant to this sentence) and (ii) the percentage that the number of Shares beneficially owned by Parent or Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding on a fully-diluted basis. In furtherance thereof, Immucor shall, upon the request of, and as specified by, Purchaser, either cause an increase in the size of its board of directors or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Purchaser Designees to be so elected or appointed and Immucor shall take all actions necessary to cause the Purchaser Designees to be so elected or appointed. At such time, if requested by Purchaser, Immucor shall also take all action necessary to cause the Purchaser Designees to constitute at least the same percentage (rounded up to the next whole number) of each committee of Immucor’s board of directors as such Purchaser Designees constitute on the Immucor’s board of directors, to the extent permitted by applicable law and the rules of any stock exchange or trading market on which the Shares are listed and traded. Immucor’s obligations described in this section are subject to, and Immucor must comply with the requirements of and rules under, Section 14(f) of the Exchange Act.

Notwithstanding the foregoing in this section, the parties to the Merger Agreement agreed to use their respective reasonable best efforts to ensure that at least three of the members of Immucor’s board of directors be, at all times following the Acceptance Time and prior the Effective Time, directors who (i) were directors of Immucor on the date of the Merger Agreement, (ii) are not officers of Immucor and (iii) are independent directors for purposes of continuing listing requirements of the Nasdaq Stock Market (the “Continuing Directors”); provided, however, that, if at any time there shall be in office less than three Continuing Directors for any reason, Immucor’s board of directors shall use reasonable best efforts to cause a person or persons meeting the foregoing criteria and designated by the remaining Continuing Directors to be appointed or elected to the board of directors and such person or persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement. Between the Acceptance Time and the Effective Time, any amendment or modification of the Merger Agreement, any termination of the Merger Agreement by Immucor, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to Immucor’s obligations under the Merger Agreement or any of Immucor’s rights under the Merger Agreement, any amendments to the articles of incorporation or bylaws of Immucor, any Change of Recommendation (as defined below), any other action of Immucor hereunder which adversely affects or could adversely affect Immucor’s shareholders (other than Parent or Purchaser), and any action by Immucor’s board of directors may be effected only if (in addition to the approval of the board of directors as a whole) such action is approved by a majority of the Continuing Directors then in office. Following the Acceptance Time and prior to the Effective Time, neither Parent nor Purchaser shall take any action to remove any Continuing Director.

On July 11, 2011, Parent and Purchaser waived their right to appoint the Purchaser Designees to Immucor’s board of directors and acknowledged and agreed that Immucor is not required under this section of the Merger Agreement to mail the information statement required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to Immucor’s shareholders.

Top-Up Option. Pursuant to the Merger Agreement, Immucor granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase at the Offer Price an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their affiliates at the time of such exercise (after giving effect to the Offer Closing), will constitute one Share more than 90% of the outstanding Shares on a fully-diluted basis; provided, however, that the Top-Up Option may not be exercised to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or Shares held in the treasury of Immucor as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance under all outstanding Stock Options, restricted equity and other rights to acquire Shares as if such Shares were outstanding) or (ii) any other provision of applicable law or judgment, injunction order or decree prohibits the exercise of the Top-Up Option or delivery of the Top-Up Shares; provided, further, that the Top-Up Option will terminate upon the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is not exercisable until Purchaser has accepted for payment the Shares tendered pursuant to the Offer, and in no event will the Top-Up Option be exercisable (i) if the Minimum Tender Condition has been waived, (ii) more than once or (iii) unless, immediately after such exercise and the issuance of Shares pursuant thereto, Parent and Purchaser would hold one Share more than 90% of the outstanding Shares on a fully-diluted basis. In the event of any reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction with respect to Shares occurring or having a record date on or after the date of the Merger Agreement and prior to the date of exercise of the Top-Up Option, the Minimum Tender Condition and the number of Shares issuable pursuant to the Top-Up Option, as applicable, will be adjusted to the extent appropriate so as to restore Purchaser to its rights under the Merger Agreement with respect to the Top-Up Option. Subject to the foregoing limitations in this paragraph, Purchaser must, and Parent must cause Purchaser to, exercise and take all action necessary to exercise the Top-Up Option on the Offer Closing Date and in accordance with the procedures set forth in the Merger Agreement. In any appraisal proceeding with respect to Shares that are owned by shareholders who have perfected and not withdrawn a demand for or lost their dissenters’ rights pursuant to Article 13 of the GBCC (the “Dissenting Shares”), and to the fullest extent permitted by applicable law, no party shall assert that dilutive impact of the exercise of the Top-Up Option should be taken into account for purposes of such appraisal.

Proxy Statement; Shareholders’ Meeting; Merger Without a Meeting. Pursuant to the Merger Agreement, as promptly as practicable, but in no event later than July 18, 2011, Parent and Immucor shall jointly prepare the proxy or information statement of Immucor required to be filed with the SEC in connection with the Offer and the Merger (the “Proxy Statement”), if any, and Immucor shall file the Proxy Statement with the SEC, and shall use its reasonable best efforts to respond to the comments of the SEC as promptly as practicable. Each of

Immucor and Parent agreed to cooperate (i) in the preparation, filing and mailing of the Proxy Statement, (ii) in responses to SEC communications regarding the Proxy Statement, and (iii) in preparation, filing and mailing of any amendment or supplement to the Proxy Statement, if any. Each of Parent and Purchaser agreed to vote, or cause to be voted, in favor of the adoption of the Merger Agreement all Shares directly or indirectly beneficially owned by it, and to otherwise take all reasonable best efforts to cause the Merger to occur.

If the approval of the Merger Agreement by Immucor’s shareholders is required by applicable law, then Immucor shall (i) establish a record date (which shall not be later than five business days after the date on which the SEC has confirmed that it has no further comments on the Proxy Statement (including the first date following the tenth calendar day from the filing of the preliminary Proxy Statement if the SEC has not informed Immucor by such date that it intends to review the Proxy Statement)) (the “Proxy Statement Clearance Date”) for and give notice of a meeting of Immucor’s shareholders, for the purpose of voting upon the adoption of the Merger Agreement (the “Shareholders’ Meeting”), and (ii) mail to the holders of Shares as of such record date a Proxy Statement. Immucor shall duly call, convene and hold the Shareholders’ Meeting within forty days following the Proxy Statement Clearance Date or as promptly as reasonably practicable thereafter. Unless Immucor’s board of directors shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected a Change of Recommendation (but, for the avoidance of doubt, unless the Merger Agreement is terminated pursuant to its terms, any such Change of Recommendation shall not relieve Immucor of its obligation to give notice of, convene and hold the Shareholders’ Meeting), Immucor shall solicit proxies in favor of the adoption of the Merger Agreement and shall ensure that all proxies solicited in connection with the Shareholders’ Meeting are solicited in compliance with all applicable laws. Notwithstanding anything to the contrary contained in the Merger Agreement, Immucor, after consultation with Parent, may adjourn or postpone the Shareholders’ Meeting (A) as necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to Immucor’s shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting and (B) if, as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), there is not a quorum of shareholders represented (either in person or by proxy). Furthermore, Immucor shall at the reasonable request of Parent, adjourn or postpone the Shareholders’ Meeting as necessary to permit additional solicitation of proxies in favor of approval of the Merger Agreement.

The Merger Agreement provides that, notwithstanding the provisions described above in this section, in the event that the number of Shares owned by Purchaser, Parent and their affiliates, in the aggregate, following the Offer and the exercise, if any, of the Top-Up Option, is equal to at least one Share plus 90% of the outstanding Shares on a fully-diluted basis, each of the parties to the Merger Agreement have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable on the last of (i) the expiration date of the Offer and (ii) in the event that Purchaser shall have exercised the Top-Up Option and purchased the Top-Up Shares, on the day on which the purchase of the Top-Up Shares closes, without the Shareholders’ Meeting, in accordance with Section 14-2-1104 of the GBCC.

Marketing Period. The “Marketing Period” is defined in the Merger Agreement to be the first period of twenty consecutive business days, commencing on or after July 23, 2011, on the first day of which, throughout which and on the last day of which (i) Parent shall have certain financial information relating to Immucor and its subsidiaries (the “Required Information”) (as defined in the Merger Agreement), and (ii) the conditions set forth in Section 8.1(b) and Sections 8.2(a), (b) and (c) of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Offer Closing or the Merger Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Offer Closing and the Merger Closing, as the case may be, were to be scheduled for any time during such twenty consecutive business day period; provided, however, that if the Marketing Period has not ended on or prior to August 21, 2011, the Marketing Period shall commence no earlier than September 6, 2011; and November 23, 2011, November 24, 2011 and November 25, 2011 shall not be considered business days. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such twenty consecutive business day period, (A) Immucor shall have publicly announced any intention to restate any financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or Immucor has announced that it has concluded that no restatement shall be required, (B) the Required Information would not be Compliant (as defined in the Merger Agreement) on the first day, throughout and on the last day of such twenty consecutive business day period or (C) Immucor shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained therein or incorporated therein by reference, in which case the Marketing Period shall be deemed not to commence until the time at which all such reports have been filed; provided, further, that the Marketing Period shall end on the date on which the Debt Financing (as defined below) is consummated.

The Merger. The Merger Agreement provides that, following completion of the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the GBCC, at the Effective Time:

•	Purchaser will be merged with and into Immucor, and the separate existence of Purchaser will cease;

•	Immucor will continue as the Surviving Corporation after the Merger;

•

the separate corporate existence of the Surviving Corporation will continue unaffected by the Merger, with all its rights, privileges, immunities, powers and franchises, except that (a) the Articles of Incorporation of the Surviving Corporation will, by virtue of the Merger, be amended in their entirety to read as the articles of incorporation of Purchaser in effect immediately prior to the Effective Time, except that Article I thereof will provide that the name of the corporation shall be “Immucor, Inc.,” and (b) the parties to the Merger Agreement will take all actions necessary so that the bylaws of the Surviving Corporation are amended and restated to be identical to the bylaws of Purchaser in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be “Immucor, Inc.”; and

•	the Merger will have the effects specified in the GBCC.

The respective obligation of each party to complete the Merger is subject to the satisfaction or waiver in writing if permissible under applicable law, at or prior to the Effective Time, of each of the following conditions:

•	if required by applicable law, the Merger Agreement has been adopted and the transactions contemplated therein have been approved by the affirmative vote of the majority of the holders of Shares;

•

no domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”) of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or makes it illegal;

•

the waiting period applicable to consummation of the Merger and, unless the Offer Termination shall have occurred, the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated and any applicable consent or approvals pursuant to German antitrust or merger control laws shall have been obtained; and

•	solely if the Offer Closing has occurred, Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Solely if the Offer Termination shall have occurred or the Offer Closing shall not have occurred, the obligations of Parent and Purchaser, on the one hand, and Immucor, on the other hand, to complete the Merger shall be subject to the satisfaction or waiver in writing if permissible under applicable law of certain additional conditions as set forth in the Merger Agreement.

Effect on Capital Stock. At the Effective Time:

•

Each Share issued and outstanding immediately prior to the Effective Time, other than (a) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, including as a result of an exercise of the Top-Up Option by Purchaser, and Shares owned by Immucor or any of its direct or indirect wholly owned subsidiaries, and in each case not held on behalf of third parties, and (b) Dissenting Shares (each Share described in (a) or (b) is referred to herein as an “Excluded Share” and, collectively, “Excluded Shares”), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), subject to any applicable withholding taxes and without interest, and each Share (other than the Excluded Shares) will cease to be outstanding, be cancelled and cease to exist, and will thereafter represent only the right to receive the Per Share Merger Consideration, subject to any applicable withholding taxes and without interest;

•

each Excluded Share will cease to be outstanding, be cancelled without payment of any consideration therefore and cease to exist; provided, however, that the Excluded Shares described in subpart (b) in the foregoing bullet point shall thereafter represent the right to receive the payment to which the holder of such Share is entitled under Article 13 of the GBCC; and

•

each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, no par value per share, of the Surviving Corporation.

Treatment of Options and Restricted Stock; Stock Plans. The Merger Agreement provides that, prior to the expiration of the Offer, Immucor’s board of directors (or, if appropriate, any committee administering the Stock Plans) must take such actions as may be required to provide that, at the earlier to occur of the time of the Offer Closing and the Effective Time (such earlier time, the “Acceleration Time”):

•

Immucor shall use its commercially reasonable efforts to provide that each Option holder’s right to exercise each Option that is outstanding immediately prior to the Acceleration Time shall become 100% vested and exercisable immediately prior to the Acceleration Time and shall be cancelled at the Acceleration Time and the holder thereof shall, subject to withholding taxes, be entitled to receive, in exchange for such cancellation, as soon as reasonably practicable after the Acceleration Time, an amount in cash equal to the product of (A) the total number of Shares subject to such Option, multiplied by (B) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price per Share under such Option, and such amount shall be paid without interest;

•

Immucor shall use its commercially reasonable efforts to provide that each share of Restricted Stock Award that is outstanding immediately prior to the Acceleration Time shall become free of all restrictions and become fully vested and transferable immediately prior to the Acceleration Time; and

•

Immucor shall use its commercially reasonable efforts to provide that each Restricted Stock Unit that is outstanding immediately prior to the Acceleration Time shall become or otherwise be deemed fully vested and shall be cancelled at the Acceleration Time in exchange for the right to receive the Per Share Merger Consideration, subject to withholding taxes, as soon as reasonably practicable after the Acceleration Time.

Adjustments to Prevent Dilution. The Merger Agreement provides that if Immucor changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration will be equitably adjusted to reflect such change and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration.

Board of Directors and Officers at the Effective Time. Under the Merger Agreement, (a) the members of the board of directors of Purchaser at the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation and (b) the officers of Immucor at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of Immucor following the Effective Time.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform Immucor’s shareholders of its terms and is not intended to provide any other factual information about Immucor, contains various representations and warranties made by Immucor to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Immucor. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Immucor, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Immucor, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Immucor, Parent and Purchaser that may be different from those which are applicable to Immucor’s shareholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Immucor’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Immucor, Parent or Purchaser. Except for the rights of Immucor’s shareholders to receive the Offer Price and/or the Per Share Merger Consideration, as applicable, and for the rights of the holders of Options, the Restricted Stock Awards, and the Restricted Stock Units to receive the consideration specified in the Merger Agreement at the Acceleration Time, in each case in accordance with the terms of the Merger Agreement, shareholders and holders of Options, the Restricted Stock Awards and the Restricted Stock Units are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Immucor, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, Immucor has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Immucor and its subsidiaries, such as organization, standing, qualification, power and authority;

•	its and its subsidiaries’ capital structure and equity interests in other persons;

•	authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals;

•	validity of the Merger Agreement;

•	the opinion of its financial advisor;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•	its SEC filings and financial statements;

•	its compliance with the Sarbanes-Oxley Act, the Securities Act of 1933, the Exchange Act, and the rules and regulations of the Nasdaq Stock Market;

•	its internal controls;

•	the absence of undisclosed liabilities;

•

the (a) accuracy and compliance with the applicable requirements of the Exchange Act of the documents to be filed by Immucor with the SEC or required to be distributed or otherwise disseminated to Immucor’s shareholders in connection with the transactions contemplated by the Merger Agreement (collectively, the “Company Disclosure Documents”), including for the Schedule 14D-9 and the Proxy Statement, and (b) the accuracy of information furnished to Parent or Purchaser in writing specifically for use in the Schedule TO, this Offer to Purchase, and the other documents ancillary to the Schedule TO (collectively, the “Offer Documents”);

•	absence of a certain changes;

•	litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	compliance with laws;

•	licenses and permits;

•	material contracts;

•	real property;

•	the inapplicability of state takeover statutes and the absence of new or accelerated rights under the Rights Plan (as defined below);

•	environmental matters;

•	taxes;

•	labor and employment matters;

•	intellectual property;

•	insurance;

•	brokers and finders;

•	regulatory matters;

•	key customers and suppliers; and

•	affiliate transactions.

Some of the representations and warranties in the Merger Agreement made by Immucor are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means an effect, event, change, fact, circumstance or occurrence that, individually or in the aggregate with all other effects, events, changes, facts, circumstances and occurrences, (a) has a material adverse effect on the financial condition, business or results of operation of Immucor and its subsidiaries, taken as a whole, or (b) would prevent or materially impair or delay the consummation of the transactions contemplated by the Merger Agreement. The definition of “Company Material Adverse Effect” excludes from the determination of whether there has been a Company Material Adverse Effect under clause (a) any effects, events, changes, facts, circumstances and occurrences directly or indirectly:

(i) resulting from, or generally affecting (A) economic conditions, including those affecting the financial markets, banking markets, credit markets, securities markets, commodities markets, interest rates or currency exchange rates in the United States or elsewhere in the world or (B) political, social or regulatory conditions;

(ii) resulting from or generally affecting the industries in which Immucor or its subsidiaries operate generally or in any specific jurisdiction or geographical area in the United States or elsewhere in the world;

(iii) resulting from any change in or adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of law in the United States or elsewhere in the world, in each case occurring after the date of the Merger Agreement;

(iv) resulting from changes in GAAP or accounting standards or the interpretations thereof;

(v) resulting from the negotiation, execution, public announcement, pendency or performance (other than performance of Immucor’s obligation to operate the business in the ordinary course of business consistent with past practice) of the Merger Agreement or the transactions contemplated thereby (other than for purposes of those representations and warranties relating to Immucor’s receipt of the fairness opinion from its financial advisor and governmental filings and noncontravention), including any delays or cancellations of orders, contracts or payments for Immucor’s products or services or any loss of customers, suppliers, vendors or employees or changes in such relationships (including those caused by the identity of the acquiror);

(vi) resulting from any litigation arising from allegations of a breach of fiduciary duty or other violation of law arising from the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement (including any litigation brought by Immucor’s shareholders on their own behalf or on behalf of Immucor);

(vii) resulting from any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism;

(viii) resulting from any changes in the share price or trading volume of the Shares, in Immucor’s credit rating or in any analyst’s recommendations with respect to Immucor, or the failure of Immucor to meet internal or published projections, predictions, estimates or forecasts (including projections of third parties) or the issuance of revised projections that are more pessimistic than those in existence as of the date of the Merger Agreement;

(ix) resulting from any increase in the cost or availability of the Financing (as defined below) to Parent or Purchaser; and

(x) resulting from or relating to certain litigation and regulatory proceedings described in the confidential disclosure letter delivered by Immucor pursuant to the Merger Agreement;

provided, that the exceptions in clauses (viii) and (ix) will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein could be a Company Material Adverse Effect, if not falling within one of the other exceptions; provided, further, that in the case of clauses (i), (ii), (iii), (iv) and (vii), such effects, events, changes, facts, circumstances and occurrences may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect, event, change, fact, circumstance or occurrence has a materially disproportionate adverse affect on Immucor and its subsidiaries, taken as a whole, as compared to other participants in the industry in which Immucor and its subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been or may be a Company Material Adverse Effect).

In the Merger Agreement, each of Parent and Purchaser have made customary representations and warranties to Immucor with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals;

•	validity of the Merger Agreement;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•

the (a) accuracy of information furnished to Immucor in writing specifically for us in any Company Disclosure Document, and (b) the accuracy and compliance with the applicable requirements of the Exchange Act, of the Schedule TO and the Offer Documents;

•	litigation;

•	availability of funds;

•	execution, delivery and validity of the Guaranty (as defined below);

•	solvency of the Surviving Corporation and its subsidiaries;

•	capitalization of Purchaser;

•	brokers and finders;

•	absence of certain arrangements with Immucor’s shareholders, management and directors;

•	the inapplicability of state takeover statutes; and

•	no “interested shareholder” status under the GBCC for any of Parent, Purchaser or the Guarantor (as defined below) during the last five years.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect or circumstance that is materially adverse to the business, operations, results of operations or financial condition of Parent, or which would or would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other material transactions contemplated by the Merger Agreement.

None of the representations or warranties contained in the Merger Agreement survive the consummation of the Merger or the termination of the Merger Agreement.

Interim Operations. Except as permitted by the terms of the Merger Agreement, as set forth in Immucor’s confidential disclosure letter delivered pursuant to the Merger Agreement, as required by applicable law, or unless Parent has otherwise consented in writing, Immucor has agreed that, from the date of the Merger Agreement until the Effective Time, Immucor and its subsidiaries will conduct their respective businesses in all material respects in the ordinary course of business consistent with past practice.

In particular, and without limiting the restrictions described in the above paragraph, except as permitted by the terms of the Merger Agreement, as set forth in Immucor’s confidential disclosure letter, as required by applicable law, or as consented to in writing by Parent, Immucor has agreed that neither Immucor nor any of its subsidiaries will, from the date of the Merger Agreement until the Effective Time, do any of the following:

•	amend or restate its articles of incorporation, bylaws or similar organizational documents;

•

grant, issue, deliver, sell, transfer, dispose of or encumber any shares of Immucor’s or any of its subsidiaries’ capital stock or equity interests, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock or equity interests, voting securities or convertible securities, other than the issuance of Shares upon the exercise of Options or the vesting of Restricted Stock Units outstanding under the Stock Plans as of the date of the Merger Agreement or issued as required by the employment agreements and the Stock Plans;

•

declare, authorize, set aside, make or pay any dividend or other distribution, whether in cash, stock, property, or otherwise, other than dividends paid by any direct or indirect wholly owned subsidiary to Immucor or any other direct or indirect wholly owned subsidiary;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or equity interests of Immucor or any of its subsidiaries;

•	acquire other companies or organizations, or divisions or material assets thereof;

•	become liable (including by guarantee) for any amount of indebtedness or other liability or issue any debt securities or right to acquire debt securities, subject to certain exceptions;

•	enter into any new line of business;

•	make any loans, advances or capital contributions to, or investments in, persons other than wholly owned subsidiaries and other than in the ordinary course of business consistent with past practice;

•	sell, lease, license, encumber or otherwise dispose of or transfer any amount of its assets other than in the ordinary course of business consistent with past practice;

•

make or commit to make capital expenditures (excluding capital expenditures for rental instruments), other than projects contemplated by Immucor’s fiscal year 2012 forecast or not in excess of $5,000,000 in the aggregate;

•	adopt a plan of liquidation, dissolution, restructuring, recapitalization or other reorganization of Immucor or any subsidiary (other than the Merger);

•

(i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to its current or former directors, officers or employees, other than increases required under employment agreements existing as of the date of the Merger Agreement, (ii) enter into or amend or otherwise alter any employment, change of control, retention or severance agreement with, or establish, adopt, enter into or amend any benefit plan, subject to certain exceptions, (iii) accelerate the vesting or payment of any compensation or benefit under any benefit plan, other than as required under any employment agreement existing as of the date of the Merger Agreement and as may be required to implement the actions contemplated by the Merger Agreement, or (iv) take any action to fund the payment of compensation or benefits under any benefit plan, subject, in the case of clauses (iii) and (iv), to certain exceptions;

•	enter into any contract with a labor organization, including any collective bargaining agreement, other than as required by law;

•	make any material change to its methods of accounting, principles or practices, subject to certain exceptions;

•

other than as required by law, (i) make, change or rescind (or file a request to make, change or rescind) any material tax election, (ii) settle or compromise any material tax liability, audit claim or assessment, (iii) surrender any right to claim for a tax refund, (iv) change in any material respect (or file a request to make any such change) any accounting method in respect of taxes, (v) file any amendment to an income or other material tax return, (vi) enter into any closing agreement, settle or compromise any material claim or assessment in respect of taxes, or (vii) consent to any extension or waiver of the statute of limitations applicable to any claim or assessment in respect of taxes;

•	write up, write down or write off the book value of any of its material assets, subject to certain exceptions;

•	waive, settle, satisfy or compromise (i) any claim against Immucor, or (ii) any material claim by Immucor, in each case subject to certain exceptions;

•	enter into, amend, modify, cancel, or waive any rights under any material contract, subject to certain exceptions;

•

enter into, renew or amend in any material respect any contract or arrangement between Immucor or any of its subsidiaries, on the one hand, and any affiliate of Immucor (other than Immucor’s subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K, subject to certain exceptions;

•

(i) assign, transfer, license or sublicense, mortgage or encumber any material intellectual property owned by Immucor or any of its subsidiaries, subject to certain exceptions, or (ii) fail to pay any fee, take any action, protect any trade secret, or make any filing reasonably necessary to maintain its ownership of the material intellectual property owned by Immucor or any of its subsidiaries; or

•	agree in writing to do any of the things described in the preceding bullet points.

Additionally, Parent and Purchaser have agreed that, from the date of the Merger Agreement to the Effective Time, without the prior written consent of Immucor, Parent and Purchaser will not, and will cause the Guarantor (as defined below) and their respective affiliates to not, (i) enter into discussions or negotiations regarding any contracts or arrangements or commitments to enter into contracts or arrangements or (ii) amend or otherwise supplement any contracts or arrangements in existence on the date of the Merger Agreement, in each case that are between Parent, Purchaser, the Guarantor (as defined below) or any of their affiliates, on the one hand, and any officer or director of Immucor or any of its subsidiaries, on the other hand.

Access to Information. Until the Effective Time, and subject to applicable law, applicable contractual restrictions and certain confidentiality obligations, Immucor agreed to (and to cause its subsidiaries to) provide Parent and Parent’s authorized representatives with reasonable access during normal business hours to Immucor’s properties, books, contracts and records, subject to certain confidentiality limitations applicable to Immucor. All information provided will continue to be covered by the terms of the Confidentiality Agreement (as defined below). Parent and Purchaser agreed, however, not to, and to cause their respective representatives not to, contact any customer or supplier of Immucor in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement without Immucor’s prior written consent.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of Immucor’s and its subsidiaries’ current and former directors, officers or employees. Specifically, Parent agreed to take all actions necessary such that all rights to indemnification and exculpation from liabilities and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time existing in favor of any individual as of the date of the Merger Agreement who was then or had been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Immucor or any of its subsidiaries or who is or was serving at the request of Immucor or any of its subsidiaries as a director, officer or employee of another entity as provided in the respective articles of incorporation or bylaws (or comparable organizational documents) of Immucor and its subsidiaries, and any indemnification agreements with any such persons, will survive the Offer and the Merger and the other transactions contemplated by the Merger Agreement and will continue in full force and effect in accordance with their terms, and will not be amended, repealed or otherwise modified for a period of 6 years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time.

The Merger Agreement also provides for certain insurance rights in favor of Immucor’s and its subsidiaries’ current and former directors and officers. Specifically, Parent agreed to maintain the existing officers’ and directors’ liability insurance policies maintained by Immucor as of the date of the Merger Agreement (or substitute policies with at least the same coverage and amounts that are not less advantageous) for a period of six years from the Effective Time; provided that after the Effective Time, Parent will not be required to expend annually in the aggregate an amount in excess of 350% of the last annual premium paid by Immucor for such insurance prior to the date of the Merger Agreement in respect of coverage required to be maintained pursuant to the Merger Agreement. In lieu of the foregoing, Immucor may purchase, prior to, on or after the Effective Time, a six-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such current and former director and officer.

If Parent or the Surviving Corporation or any of their respective successors or assigns shall consolidate or merge into any other entity in which it is not the surviving entity or transfer all or substantially all of its properties and assets, then such successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations summarized in this section “— Directors’ and Officers’ Indemnification and Insurance.”

The persons covered by the provisions of the Merger Agreement described in this section are intended third-party beneficiaries with respect to such provisions.

Best Efforts. Each of Parent and Immucor has agreed to, and has agreed to cause their respective subsidiaries and affiliates to, use best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) preparing and filing as soon as practicable after the date hereof all forms, applications, registrations and notices required to be filed to consummate the transactions contemplated by the Merger Agreement and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any Governmental Entity (including, without limitation, under the HSR Act, any other applicable domestic Antitrust Laws, and under any applicable foreign Antitrust Laws) or other third party, (ii) obtaining all necessary consents, approvals, authorizations or waivers from, and providing notices to, Governmental Entities or third parties, including providing any further information as may be required by such Governmental Entity or third party and (iii) the execution and delivery of any additional instruments required by applicable law necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement. Parent agreed to pay all filing fees under the HSR Act, and Immucor shall not be required to pay any fees or other payments to any Governmental Entity in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws (other than normal filing fees that are imposed by law on Immucor). Under the Merger Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by the Merger Agreement.

With respect to certain regulatory matters, and without limiting the provisions described above in this section “— Best Efforts”, the parties to the Merger Agreement agreed that:

•

Parent will, and will cause its subsidiaries and affiliates to, promptly take any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Entity, so as to enable the parties to cause the Offer Closing or the Merger Closing, as applicable, to occur as soon as practicable, and in any event no later than three business days prior to the Outside Date (including selling or otherwise disposing of assets or businesses of Parent, Immucor or the Surviving Corporation; terminating, modifying existing relationships and arrangements, or creating new relationships and arrangements, in each case of Parent, Immucor or the Surviving Corporation; and entering into agreements and stipulating to an entry of an order or decree or filing appropriate applications with any Governmental Entity in connection with any such action); and

•

if any objections are asserted with respect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement under Antitrust Laws or any other law relating to regulatory matters or if any action or proceeding, whether judicial or administrative, is instituted by any Governmental Entity or any private party challenging the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement as violative of Antitrust Laws or any other law relating to regulatory matters, each of the parties to the Merger Agreement will cooperate with one another and use its best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and/or (ii) take such action as necessary to overturn any action by any Government Entity or private party to block consummation of the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement.

Publicity. Except with respect to any action taken pursuant to, and in accordance with, the provisions described below in the section “— Acquisition Proposals” and the sections “— Termination”, “— Effect of Termination” and “— Termination Fees”, the Merger Agreement provides that Immucor and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and prior to making any filings with any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Government Entity.

Employee Matters. Parent agreed that, for the period beginning at the Effective Time and ending on December 31, 2012, it will cause the Surviving Corporation and all of its subsidiaries to maintain base salary and target bonus opportunity under annual and long-term bonus plans (without regard to whether long-term bonus plans are paid in equity) and benefits (other than equity-based compensation or any defined benefit plan) for any of Immucor’s or its subsidiaries’ employees who remains employed with the Surviving Corporation or any of its subsidiaries after the Effective Time that are no less favorable in the aggregate than the compensation, target bonus opportunities and benefits under the benefit plans that such employees received or were eligible to receive immediately prior to the Acceleration Time; provided that neither Parent, the Surviving Corporation nor any of their subsidiaries will be required to pay bonuses with equity. Parent also agreed to, and agreed to cause the Surviving Corporation or any subsidiary of Parent or the Surviving Corporation to, give Immucor’s and its subsidiaries’ employees who remain employed with the Surviving Corporation credit for their years of service for purposes of eligibility, vesting and level of benefits, including for vacation and severance (but not benefit accrual under any benefit plans of Parent, the Surviving Corporation or any of their subsidiaries in which employees are eligible to participate after the Acceleration Time), and to waive and cause applicable benefit plans in which such employees are entitled to participate to waive, any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations, to the extent waived or satisfied under a similar benefit plan immediately prior to the Acceleration Time. The Merger Agreement provides that nothing in the provisions described in this paragraph shall be construed to limit the ability of Parent or the Surviving Corporation to terminate the employment or other service relationship of any such employee at any time, or to amend or terminate any benefit plan to the extent permitted by applicable laws and/or the benefit plans.

Additionally, except as otherwise expressly provided in the Merger Agreement, Parent will cause the Surviving Corporation and its subsidiaries to continue to be obligated to perform, in accordance with their terms, certain contractual rights of Immucor’s and its subsidiaries’ employees (including rights to benefits and payments) existing as of the date of the Merger Agreement (the “Change in Control Arrangements”). For purposes of the Change in Control Arrangements, Parent acknowledged that the occurrence of the Acceleration Time will constitute a “change in control” and a “change of control” of Immucor and its subsidiaries. Parent agreed that for the fiscal year in which the Merger is consummated (i) the performance metrics under Immucor’s bonus plans disclosed in the confidential disclosure letter (the “Bonus Plans”) will be appropriately adjusted to (A) eliminate the transaction costs and expenses incurred by Immucor in connection with the consummation of the transactions contemplated by the Merger Agreement and any costs, charges and expenses that result from or relate to changes in Immucor’s capital structure resulting from the consummation of the transactions contemplated by the Merger Agreement, and (B) take into account any capital investments or expenditures made after the Effective Time and not contemplated by Immucor’s fiscal year 2012 budget as of the date of the Merger Agreement, (ii) the bonuses actually payable to each eligible participant under the Bonus Plans shall be no less than the bonus calculated pursuant to the terms and conditions of the Bonus Plans based on actual performance, as adjusted under subpart (i) and subject to subpart (iii) of this sentence, for the portion of the fiscal year in which such participant was employed by Immucor or its subsidiaries during such fiscal year, (iii) if an eligible participant is employed by Immucor or any of its subsidiaries at the Acceleration Time, such participant will receive such payment under the applicable Bonus Plans unless such participant resigns or has his or her employment terminated for cause prior to the end of such fiscal year, and (iv) such amounts will be paid no later than the later of (A) two and one-half months following the end of such fiscal year or (B) March 15 of the year following the close of such fiscal year.

Financing. Each of Parent and Purchaser have agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Equity Commitment Letter and the Debt Commitment Letter (collectively, the “Commitment Letters”) (including any flex provisions applicable thereto), including using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate definitive agreements with respect to the Debt Commitment Letter on terms and conditions contemplated by the Debt Commitment Letter (including flex provisions), (iii) satisfy on a timely basis all conditions applicable to Parent and Purchaser in the Commitment Letters and the definitive agreements for the Financing and comply with their obligations thereunder, (iv) consummate the Debt Financing contemplated by the Debt Commitment Letter at or prior to the Merger Closing, and instruct the lenders and the other persons providing such Debt Financing to provide such Debt Financing upon satisfaction of such conditions, and (v) enforce its rights under the Commitment Letters in the event of a breach by the lenders or their representatives that impedes or delays the Merger Closing. If all conditions to the lenders’ obligations under the Commitment Letters have been satisfied or, upon funding will be satisfied, Parent and Purchaser agreed to use their reasonable best efforts to cause the lenders and the other persons providing such Financing to fund on the Merger Closing Date, the Financing required to consummate the Merger and the other transactions contemplated by the Merger Agreement. Parent and Purchaser have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letters and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources, except, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letters that amends the Financing and/or substitution of all or any portion of the Financing cannot, without the prior written consent of Immucor (such consent not to be unreasonably withheld, delayed or conditioned), (A) reduce the aggregate amount of the Debt Financing or Equity Financing (unless the Equity Financing or Debt Financing is increased by a corresponding amount on substantially the same terms as provided in the applicable Commitment Letter), (B) impose new or additional conditions precedent or contingencies to the Financing as set forth in the Commitment Letters (unless such conditions precedent or contingencies to the financing would not be (1) materially adverse to Parent, Purchaser or Immucor and (2) reasonably expected to prevent or impede or delay the Merger Closing), or (C) prevent or impede or delay the Merger Closing. Parent and Purchaser agreed to refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Commitment Letters or in any definitive agreement related to the Financing. Parent agreed to keep Immucor reasonably informed of the status of its efforts to arrange the Debt Financing, subject to certain confidentiality restrictions.

If any portion of the Debt Financing becomes unavailable or Parent or Purchaser becomes aware of any event or circumstance that makes any portion of the Debt Financing unavailable, in each case, in the manner or from the sources contemplated in the Debt Commitment Letter, Parent and Purchaser agreed to promptly notify Immucor and Parent and Purchaser agreed to use their reasonable best efforts to arrange and obtain alternative financing from alternative financial institutions upon terms not materially less favorable to Parent, Purchaser and Immucor than those in the Debt Commitment Letter, in an amount sufficient to consummate the Merger, the Offer and the other transactions contemplated by the Merger Agreement as promptly as practicable following the occurrence of such event.

Additionally, Parent and Purchaser agreed to give Immucor prompt oral and written notice (i) of any material breach or potential material breach threatened in writing by any party to the Commitment Letters or of any condition which may not be satisfied, in each case, of which Parent or Purchaser becomes aware, or any termination of the Commitment Letters, (ii) of the receipt of any written notice or other written communication from any Financing source with respect to any (A) actual or potential breach, default, termination or repudiation by any party to any of the Commitment Letters or definitive agreements related to the Financing of any provisions of the Commitment Letters or definitive agreements related to the Financing or (B) material dispute or disagreement between or among any parties to any of the Commitment Letters or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Merger Closing, and (iii) if at any time for any reason Parent or Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters or definitive agreements related to the Financing. As soon as reasonably practicable, Parent and Purchaser have agreed to provide any information reasonably requested by Immucor relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence, except that they do not need to provide any information that is privileged or that is requested for purposes of litigation.

Immucor agreed to provide, and to cause its subsidiaries and its and their representatives to provide, prior to the Effective Time, at Parent’s sole expense, reasonable cooperation in connection with the arrangement of the Debt Financing (including financing in lieu of any bridge facilities, or pursuant to any flex applicable to the Debt Financing, and any alternative financing obtained pursuant to the Merger Agreement) as may be reasonably requested by Parent or Purchaser, which includes (i) using reasonable best efforts to cause its officers to participate in a reasonable number of meetings, road show presentations, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Financing, (ii) using reasonable best efforts to assist with the preparation of customary materials for rating agency presentations, offering and syndication documents (including prospectuses, private placement memoranda and lender and investor presentations), business projections and similar marketing documents required in connection with the Financing (all such documents and materials, referred to collectively in this paragraph as the “Financing Offering Documents”) and other documents required in connection with obtaining the Debt Financing, but in each case, solely with respect to the information relating to Immucor and its subsidiaries and provided that any such Financing Offering Documents contain disclosure and pro forma financial statements (if any) reflecting the Surviving Corporation and/or its subsidiaries as the obligors, (iii) issuing customary representation letters to auditors and using reasonable best efforts to (A) obtain accountants’ comfort letters and consents to the use of accountants’ audit reports relating to Immucor, (B) assist Parent and Purchaser in obtaining corporate, credit and facility ratings from rating agencies for the Debt Financing, and (C) assist Parent and Purchaser in obtaining other documentation and items contemplated by the Debt Commitment Letter or any definitive document relating to the Debt Financing as reasonably requested by Parent or Purchaser, and (iv) using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Financing and documentation reasonably facilitating the pledging of collateral contemplated by the Debt Financing, except that (1) such requested cooperation does not unreasonably interfere with the ongoing operations of Immucor and its subsidiaries, (2) none of Immucor or any of its subsidiaries are required to pay any fees or incur any other liability or expense in connection with the Financing (or any replacement thereof) prior to the Effective Time, (3) no incurrence of indebtedness or other obligation of Immucor or any of its subsidiaries under the Debt Financing is effective until the Effective Time, (4) none of Immucor or any of its subsidiaries is required to provide access to or disclose information where Immucor reasonably determines that such access or disclosure would jeopardize the attorney-client privilege or contravene any law or any contract to which Immucor or any of its subsidiaries is a party, (5) none of Immucor or any of its subsidiaries is required to (x) take any action that will conflict with or violate Immucor’s or such subsidiary’s organizational documents or any laws or result in the contravention of, or that would reasonably be expected to result in a material violation or breach of, or default under, any material contract to which Immucor or any of its subsidiaries is a party or (y) issue any bank information memoranda, high-yield offering prospectuses or memoranda required in relation to the Debt Financing, and (6) none of Immucor or any of its subsidiaries is required to enter into or approve any financing or purchase agreement with respect to any matter relating to the Financing. Parent has agreed to promptly upon request by Immucor, reimburse Immucor for all out-of-pocket costs and expenses incurred by Immucor or its subsidiaries in connection with such cooperation. Parent has agreed to indemnify and hold harmless Immucor, its subsidiaries and their respective representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them prior to the Effective Time in connection with the Financing or the arrangement of the Financing and any information utilized in connection with the Financing (other than historical information relating to Immucor or its subsidiaries); except if such termination is determined to have arisen out of or resulted from the fraud, willful misconduct or intentional misrepresentation of Immucor, its subsidiaries or their respective representatives, as determined by a final non-appealable judgment of a court of competent jurisdiction. The Merger Agreement clarifies that, notwithstanding anything to the contrary contained therein, the Financing is and will remain the sole responsibility of Parent and Purchaser and none of Immucor or any subsidiaries or any of their respective representatives (x) is required to waive or amend any terms of the Merger Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Effective Time, or incur any liability or give any indemnities or otherwise commit to take any action that is not contingent on the Effective Time, or (y) has any liability or incur any losses, damages or penalties with respect thereto.

All non-public or otherwise confidential information regarding Immucor obtained by Parent or its representatives or any other person pursuant to the provisions described in this section “— Financing” is governed by the provisions of the Confidentiality Agreement, except that upon notice to Immucor, Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders and investors during syndication of the Debt Financing subject to customary confidentiality arrangements.

In the Merger Agreement, Parent and Purchaser acknowledged and agreed that the obtaining of the Financing is not a condition to the Merger Closing.

Acquisition Proposals. During the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (Atlanta, Georgia time) on August 15, 2011 (the “No-Shop Period Start Time”), Immucor and its subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (as referred to in this section, collectively, “Representatives”) have the right to, directly or indirectly, (i) initiate, solicit and encourage, whether publicly or otherwise, any Acquisition Proposals (or efforts that may reasonably be expected to lead to an Acquisition Proposal) or the making of any proposals or offers that constitute Acquisition Proposals, including by way of (A) providing access to non-public information or data to any persons pursuant to confidentiality agreements containing confidentiality terms that are no less favorable to Immucor than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), and (B) affording to any persons access to the business, properties, assets and personnel of Immucor and its subsidiaries, except that with respect to clauses (A) and (B) above, if Immucor provides any material non-public information or access to any such person on or after the date of the Merger Agreement, Immucor has agreed to provide to Parent and its representatives any material non-public information or other access provided to such person which was not previously provided to Parent or its Representatives, and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any persons with respect to any Acquisition Proposals (or efforts that may reasonably be expected to lead to an Acquisition Proposal) and cooperate with or assist and participate in and facilitate any such inquiries, proposals, discussions and negotiations and any effort or attempt to make any Acquisition Proposals (or efforts that may reasonably be expected to lead to an Acquisition Proposal). For purposes of this Offer to Purchase, unless otherwise specified, “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any inquiry, proposal or offer (other than any inquiry, proposal or offer by Parent or any of its subsidiaries) (i) with respect to a merger, joint venture, partnership, consolidation, tender offer, recapitalization, reorganization, share exchange or similar business combination transaction involving Immucor or any of its subsidiaries in which any person (or group of persons) other than Parent or its affiliates, directly or indirectly, in a single transaction or series of related transactions, acquired or would acquire more than 20% of the outstanding shares of common stock of Immucor or more than 20% of the fair market value of all of the consolidated total assets (including equity securities of its subsidiaries) of Immucor, (ii) to acquire in any manner, directly or indirectly, in a single transaction or a series of related transactions, 20% or more of the total voting power of any class of equity securities of Immucor or 20% or more of the consolidated total assets (including equity securities of its subsidiaries) of Immucor, in each case other than the transactions contemplated by the Merger Agreement, or (iii) with respect to a liquidation or dissolution involving Immucor or any of its material operating subsidiaries other than, in each case, the transactions contemplated by the Merger Agreement.

Except as otherwise permitted pursuant to the provisions of the Merger Agreement described in this section “— Acquisition Proposals” and except as may relate to any person or group of persons from which Immucor has received a written Acquisition Proposal after the date of the Merger Agreement and prior to the No-Shop Period Start Time (an “Exempted Person”), from the No-Shop Period Start Time until the Effective Time or, if earlier, the termination of the Merger Agreement in accordance with the provisions described below in the section “— Termination”, Immucor and its subsidiaries have agreed to, and Immucor has agreed to cause its Representatives to, not (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal (or inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal), (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any non-public information or data to any person relating to Immucor or any of its subsidiaries, or afford to any person access to the business, properties, assets or personnel of Immucor or any of its subsidiaries in connection with an Acquisition Proposal, or (iii) enter into any Alternative Acquisition Agreement (as defined below). If the No-Shop Period Start Time has commenced, Immucor may continue to engage in the activities described in the foregoing paragraph only with respect to persons who are an Exempted Person, including with respect to any amended proposal submitted by any Exempted Person following the No-Shop Period Start Time and prior to the earlier of the Offer Closing and the time the necessary vote of Immucor’s shareholders for the approval of the Merger, if any, is obtained, and the restrictions described in the following paragraph and in clauses (i) and (ii) of the foregoing sentence in this paragraph do not apply, except that the provisions described in the fourth paragraph of this section “— Acquisition Proposals” apply to an Acquisition Proposal of any Exempted Person. No later than the second business day following the No-Shop Period Start Time (and within two business days of Immucor’s receipt of any subsequent Acquisition Proposal), Immucor has agreed to provide Parent with the identity of any person who has made or is making an Acquisition Proposal, an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and a copy of any financing commitments (including fee letters redacted to comply with any confidentiality provisions), and will keep Parent reasonably and promptly informed as to the status of any material developments, modifications, discussions and negotiations with such person.

At any time following the No-Shop Period Start Time and prior to the earlier to occur of the Offer Closing and the time of the affirmative vote of the majority of Immucor’s shareholders to approve the Merger Agreement (to the extent required by applicable law to consummate the Merger) (the “Company Requisite Vote”) is obtained, if Immucor receives a written Acquisition Proposal from any person (including from an Exempted Person or from any person with which Immucor previously had discussions or negotiations prior to the No-Shop Period Start Time and ceased such discussions and negotiations at the No-Shop Period Start Time in accordance with the provisions described in the foregoing paragraph), (i) Immucor and its Representatives may contact such person to clarify the terms and conditions thereof, (ii) Immucor and its Representatives may provide information in response to a request by such person if Immucor receives from such person an executed Acceptable Confidentiality Agreement, except that any material non-public information provided to such person that has not previously been provided to Parent must be provided to Parent and its Representatives as promptly as reasonably practicable after it is provided to such person, and (iii) Immucor and its Representatives may engage or participate in any discussions or negotiations with such person with respect to an Acquisition Proposal, in the case of clauses (ii) and (iii) above, if and to the extent that prior to taking any action Immucor’s board of directors determines in good faith based on the information then available and after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal. For purposes of this Offer to Purchase, “Superior Proposal” means any bona fide, written Acquisition Proposal that Immucor’s board of directors has determined in its good faith judgment (after consultation with outside legal counsel and financial advisors and after taking into account any legal, financial, regulatory or other aspects of the proposal (including (i) the persons making the Acquisition Proposal and (ii) any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms) deemed relevant by the board of directors) would result in a transaction more favorable to Immucor’s shareholders than the Offer, the Merger and the other transactions contemplated by the Merger Agreement (taking into account any revisions to the terms of the Merger Agreement proposed by Parent in response to such proposal or otherwise); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of “Acquisition Proposal” are deemed to be references to “80%”.

Except as set forth in the provisions described in this paragraph, Immucor’s board of directors may not (i) withhold, withdraw, qualify or modify or publicly propose to withdraw, qualify or modify, in a manner adverse to Parent, its recommendation that Immucor’s shareholders accept the Offer, tender their Shares pursuant to the Offer and adopt and approve the Merger Agreement and approve the Merger (the “Company Recommendation”); (ii) fail to make the Company Recommendation or fail to include such Company

Recommendation in the Proxy Statement or in the Schedule 14D-9; (iii) after the No-Shop Period Start Time, fail to publicly reaffirm the Company Recommendation in writing as promptly as practicable, and in any event within four business days after Parent requests such affirmation with respect to an Acquisition Proposal that has been publicly announced; (iv) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal made or received after the date of the Merger Agreement (any of the foregoing, a “Change of Recommendation”), or (v) cause or permit Immucor to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in the Merger Agreement, however, prior to the earlier of the Offer Closing and the time the Company Requisite Vote is obtained, Immucor’s board of directors may, (x) if an event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal) that affects the business, assets or operations of Immucor or its subsidiaries that was not known to Immucor as of the date of the Merger Agreement becomes known by Immucor’s board of directors after the date of the Merger Agreement, effect a Change of Recommendation, or (y) if Immucor receives an Acquisition Proposal that Immucor’s board of directors concludes in good faith after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, (A) effect a Change of Recommendation, (B) approve or recommend such Superior Proposal or (C) cause or permit Immucor to enter into any acquisition agreement, merger agreement or similar definitive agreement, letter of intent or agreement in principle with respect thereto or any other agreement relating to an Acquisition Proposal, other than an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), and terminate the Merger Agreement or otherwise take action pursuant to the provisions described below in the section “— Termination”, and in the case of either clause (x) or (y), if, and only if:

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Immucor’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law; and

•

Immucor has provided prior written notice to Parent and Purchaser, at least four business days in advance, that it will (A) effect a Change of Recommendation, (B) approve or recommend any Superior Proposal or (C) cause Immucor to enter into any Alternative Acquisition Agreement and terminate the Merger Agreement, except that Immucor’s board of directors have agreed not to and have agreed to cause Immucor not to take any such action unless: (1) Immucor has given Parent notice, in writing, of (x) the basis for the Change of Recommendation or termination and, (y) with respect to the Superior Proposal, the identity of the party making such Superior Proposal, an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and a copy of any financing commitments (including fee letters redacted to comply with any confidentiality provisions) relating thereto, (2) Immucor has negotiated, and has caused its Representatives to negotiate, in good faith with Parent and Purchaser for such four business day notice period (to the extent Parent wishes to negotiate) to enable Parent to propose in writing a binding offer to effect revisions to the terms of the Merger Agreement, the Commitment Letters and the Guaranty such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, Immucor’s board of directors have considered in good faith any proposed revisions to the Merger Agreement, the Commitment Letters and the Guaranty proposed by Parent, and has determined that, as applicable, (x) the Superior Proposal would continue to constitute a Superior Proposal or (y) failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable law, and Immucor has informed Parent of the basis of such determination, and (4) in the event of any material change to the terms of such Superior Proposal, Immucor has delivered to Parent an additional notice consistent with that described above and the notice and negotiation period shall have recommenced, except that the notice and negotiation period shall be at least one business day (rather than the four business days otherwise contemplated above); provided, further, that Immucor has complied in all material respects with its obligations under the provisions described in this section “— Acquisition Proposals”.

The Merger Agreement provides that nothing contained in the provisions described in this section “— Acquisition Proposals” is deemed to prohibit Immucor from complying with its disclosure obligations under applicable laws with regard to an Acquisition Proposal (including taking and disclosing to its shareholders any position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012 of Regulation M-A under the Exchange Act), and that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act does not violate the provisions described above in the second paragraph of this section “— Acquisition Proposals” or constitute a Change of Recommendation.

Immucor agreed that, from and after the date of the Merger Agreement, it will promptly notify Parent of the identity of any party making an Acquisition Proposal and provide Parent with an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and a copy of any financing commitments (including fee letters redacted to comply with any confidentiality provisions) relating thereto and thereafter will keep Parent reasonably and promptly informed as to the status of any material changes to the terms of such Acquisition Proposal.

Rights Agreement. Immucor has agreed to cause the Amended and Restated Shareholder Rights Agreement, dated as of November 20, 2001 and as amended effective April 20, 2009, and as further amended as of the date of the Merger Agreement (the “Rights Plan”), by and between Immucor and Computershare Trust Company, N.A., to terminate upon the Effective Time. Immucor has agreed to take all actions necessary so that neither the execution and delivery of the Merger Agreement nor the consummation of the transactions contemplated thereby (including the Offer, the Top-Up Option and the Merger) will cause any rights to be granted under the Rights Plan or cause any rights previously granted to become exercisable.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after Immucor’s shareholders have approved the transactions contemplated by the Merger Agreement, as follows:

•	by mutual written consent of Immucor and Parent by action of their respective boards of directors;

•	by either Immucor or Parent, upon written notice to the other, if:

•

the Merger has not been consummated on or before the Outside Date, except that such right to terminate is not available to any party (x) if the Offer Closing has occurred or (y) that has breached in any material respect its obligations under the Merger Agreement in a manner that is the principal cause of the failure of the Merger on or before such date;

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(A) any law has been enacted, entered or promulgated prohibiting the consummation of the Merger or (B) any order by a court or other Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger has become final and non-appealable, except that such right to terminate is not available to any party if such legal prohibition or issuance of such final and non-appealable order was primarily due to such party’s breach of any of its obligations under the Merger Agreement; or

•	Immucor’s shareholders have failed to approve the Merger Agreement at the Shareholders’ Meeting or at any adjournment or postponement thereof;

•	by Immucor, upon written notice to Parent specifying the provision or provisions of the Merger Agreement pursuant to which such termination is effected, if:

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(A) Immucor’s board of directors authorizes Immucor, subject to complying in all material respects with the relevant provisions of the Merger Agreement described in the section “— Acquisition Proposals” above, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, and (B) Immucor, prior to or concurrently with such termination, pays to Parent in immediately available funds the applicable termination fee;

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there has been a material breach by Parent or Purchaser, as the case may be, of any representation, warranty, covenant or other agreement contained in the Merger Agreement, or if a representation or warranty of Parent or Purchaser, as the case may be, has become untrue, which in either case,

(A) would result in a failure of a condition to the Merger regarding the accuracy of Parent’s or Purchaser’s representations and warranties or Parent’s or Purchaser’s performance in all material respects of all obligations required to be performed by it under the Merger Agreement and (B) has not been cured within 30 days following notice by Immucor of such breach, except that such right to terminate is not available to Immucor if (x) Immucor is in material breach of any representation, warranty or covenant contained in the Merger Agreement or (y) the Offer Closing has occurred;

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(A) (1) all the conditions to the Offer have been satisfied or waived as of the expiration of the Offer, and (2) Parent has failed to consummate the Offer promptly thereafter in accordance with the relevant provisions of the Merger Agreement, or (B) (x) all the conditions to the Offer (other than the Financing Proceeds Condition) have been satisfied or waived as of the expiration of the Offer, (y) the Marketing Period has ended and (z) Parent has failed to consummate the Offer in accordance with the relevant provisions of the Merger Agreement within three business days after the later of (x) and (y); or

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(A) all the conditions to Parent and Purchaser’s obligations to effect the Merger (other than the condition regarding the purchase of Shares in the Offer and other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which is capable of being satisfied at the Merger Closing), and (B) Parent has failed to consummate the Merger by the applicable Merger Closing Date; or

•	by Parent, upon written notice to Immucor specifying the provision of the Merger Agreement pursuant to which such termination is effected, if:

•

the board of directors of Immucor has made a Change of Recommendation or a Change of Recommendation has otherwise occurred, except that such right to terminate is not available to Parent if (A) the Offer Closing has occurred or (B) if required by applicable law, the Merger Agreement has been adopted and the transactions contemplated therein have been approved by the affirmative vote of the majority of the holders of Shares; or

•

there has been a material breach by Immucor of any representation, warranty, covenant or other agreement contained in the Merger Agreement, or if a representation or warranty of Immucor has become untrue, which in either case, (A) would result in a failure of (1) if the Offer Termination has occurred, a condition to the Merger regarding the accuracy of Immucor’s representations and warranties or Immucor’s performance in all material respects all obligations required to be performed by it under the Merger Agreement on or prior to the Merger Closing, or (2) if the Offer Termination has not occurred, a condition to the Offer regarding the accuracy of Immucor’s representations and warranties or Immucor’s performance in all material respects of all obligations required to be performed by it under the Merger Agreement on or prior to the expiration of the Offer, and (B) has not been cured within 30 days following notice by Parent of such breach, except that Parent will not have such right to terminate if (x) Parent is in material breach of any representation, warranty or covenant contained in the Merger Agreement or (y) the Offer Closing has occurred.

Effect of Termination. If the Merger Agreement is terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are abandoned, the Merger Agreement will become void and of no effect with no liability to any person on the part of any party to the Merger Agreement (or any of its representatives or affiliates), subject to certain exceptions specified in the Merger Agreement, including, without limitation, the applicable remedies described below under the heading “Termination Fees,” and both the Confidentiality Agreement and the Guaranty (as described below under the headings “Confidentiality Agreement” and “Guaranty,” respectively), which will survive termination of the Merger Agreement in accordance with their terms.

Termination Fees.

Immucor has agreed to pay Parent a termination fee of $45,000,000 in cash, less any Parent Expenses (as described below) previously paid (the “Company Termination Fee”), if:

•	(i) The Merger Agreement is terminated:

•

(A) by either Parent or Immucor because (1) the Merger has not been consummated by the Outside Date or (2) Immucor’s shareholders fail to approve the Merger Agreement and the transactions contemplated thereby at a duly held Shareholders’ Meeting or any adjournment or postponement of such Shareholders’ Meeting; or

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(B) by Parent because of an uncured material breach of Immucor’s representations, warranties, covenants or other agreements set forth in the Merger Agreement that results in the failure of a condition to the Offer or, if the Offer Termination has occurred, the failure of a condition to the Merger; and

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(C) in the case of each of clauses (A) and (B) above, Immucor (1) receives or has received an Acquisition Proposal from a third party after the date of the Merger Agreement, which Acquisition Proposal is publicly disclosed either (x) at or prior to the time of the Shareholders’ Meeting or (y) prior to the termination of the Merger Agreement if there has been no Shareholders’ Meeting, and (2) within 12 months of the termination of the Merger Agreement, enters into a transaction in connection with any Acquisition Proposal (except that references to 20% in the definition of Acquisition Proposal in the Merger Agreement shall be deemed to be references to 50% for purposes of this bullet point); or

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(ii) the Merger Agreement is terminated (A) by Immucor because, to the extent permitted by the Merger Agreement and after compliance in all material respects with the terms summarized in the section “— Acquisition Proposals” above, Immucor enters into a definitive agreement with respect to an Acquisition Proposal with a termination fee being payable prior to or concurrently with such termination, or (B) by Parent because (1) Immucor’s board of directors has made a Change of Recommendation or a Change of Recommendation has otherwise occurred, and (2) the Offer Closing has not occurred and Immucor’s shareholders have not approved the Merger Agreement and the transactions contemplated thereby at a Shareholders’ Meeting; provided, however, that in the case of subpart (A) of this bullet point, (x) if termination occurs on or after the No-Shop Period Start Time in order to enter into a definitive agreement with respect to an Acquisition Proposal with an Exempted Person or (y) if termination occurs prior to the No-Shop Period Start Time, the “Company Termination Fee” shall equal $25,000,000 in cash, less any Parent Expenses (as defined below) previously paid, instead of $45,000,000, less Parent Expenses previously paid.

Immucor has agreed to pay Parent or its designees all of the out-of-pocket fees and expenses incurred by Parent, Purchaser and their respective affiliates in connection with the transactions contemplated by the Merger Agreement, including the financing (the “Parent Expenses”), up to $10,000,000 in the aggregate, if:

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(i) Immucor terminates the Merger Agreement because Immucor’s shareholders fail to approve the Merger Agreement and the transactions contemplated thereby at a duly held Shareholders’ Meeting or at any adjournment or postponement of such Shareholders’ Meeting; or

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(ii) Parent terminates the Merger Agreement because (A) Immucor’s shareholders fail to approve the Merger Agreement and the transactions contemplated thereby at a duly held Shareholders’ Meeting or at any adjournment or postponement of such Shareholders’ Meeting, or (B) there is an uncured material breach of Immucor’s representations, warranties, covenants or other agreements set forth in the Merger Agreement that results in the failure of a condition to the Offer or, if the Offer Termination has occurred, the failure of a condition to the Merger.

Parent has agreed to pay a reverse termination fee of $90,000,000 in cash (the “Parent Termination Fee”) if there has not been a Company Material Adverse Effect and the Merger Agreement is terminated by Immucor:

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(i) because of an uncured material breach of Parent’s or Purchaser’s representations, warranties, covenants or other agreements set forth in the Merger Agreement that (A) would result in a failure of a condition to the Merger regarding the accuracy of Parent’s or Purchaser’s representations and warranties or Parent’s or Purchaser’s performance in all material respects of all obligations required to be performed by it under the Merger Agreement, and (B) is the principal factor in the failure of the Offer or the Merger to be consummated;

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(ii) because (A) (1) all the conditions to the Offer have been satisfied or waived as of the expiration of the Offer, and (2) Parent has failed to consummate the Offer promptly thereafter in accordance with the relevant provisions of the Merger Agreement, or (B) (x) all the conditions to the Offer (other than the Financing Proceeds Condition (as defined below in Section 15 — “Certain Conditions of the Offer”) have been satisfied or waived as of the expiration of the Offer, (y) the Marketing Period has ended and (z) Parent has failed to consummate the Offer in accordance with the relevant provisions of the Merger Agreement within three business days after the later of (x) and (y); or

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(iii) because all the conditions to Parent and Purchaser’s obligations to effect the Merger (other than the condition regarding the purchase of Shares in the Offer and other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, each of which is capable of being satisfied at the Merger Closing) have been satisfied or waived, and Parent has failed to consummate the Merger by the applicable Merger Closing Date.

Notwithstanding the rights described below in the section “— Availability of Specific Performance”, each of Parent and Purchaser acknowledged and agreed (including on behalf of their respective affiliates) that if the Company Termination Fee becomes payable and is paid by Immucor as described in this section “— Termination Fees”, the right to receive the Company Termination Fee, together with reimbursement of any applicable Parent Expenses, constitute each of Parent’s and Purchaser’s and each of their respective affiliates’ and representatives’ sole and exclusive remedy under the Merger Agreement, and the receipt of the Company Termination Fee is deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, each of their respective affiliates and representatives and any other person in connection with the Merger Agreement (and the termination thereof), the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, their respective affiliates or representatives or other person is entitled to bring or maintain any claim, action or proceeding against Immucor or any of its affiliates arising out of or in connection with the Merger Agreement, the Offer, the Top-Up Option, the Merger or any of the other transactions contemplated thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. The parties to the Merger Agreement agreed that Parent shall not be entitled to specific performance as described below in the section “— Availability of Specific Performance” if Immucor has paid in full, and Parent or Purchaser has accepted, the Company Termination Fee.

Subject to the rights described below in the section “— Availability of Specific Performance”, Immucor acknowledged and agreed on behalf of itself, its affiliates and its shareholders, that Immucor’s right to receive payment of the Parent Termination Fee as described in this section “— Termination Fees”, together with reimbursement of any applicable expenses, is the sole and exclusive remedy of Immucor, its affiliates and its shareholders against Parent, Purchaser, Guarantor, Financing Sources or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers or affiliates for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement, the Commitment Letters, the Guaranty, the Offer, the Top-Up Option, the Merger or any of the transactions contemplated thereby (or the abandonment or termination thereof) or for a breach or failure to perform under the Merger Agreement or otherwise relating to or arising out of the Merger Agreement, and upon payment of such amount none of Parent, Purchaser, Guarantor, Financing Sources or any of their respective former, current or future general or limited partners, shareholders, financing sources, managers, members, directors, officers or affiliates have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby. The parties to the Merger Agreement agreed that Immucor is not entitled to specific performance, as described below in the section “— Availability of Specific Performance”, if Parent has paid in full, and Immucor has accepted, the Parent Termination Fee.

The parties to the Merger Agreement acknowledged that the agreements contained in the provisions described in this section “— Termination Fees” are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, none of the parties would have entered into the Merger Agreement. If Immucor or Parent, as the case may be, fails to promptly pay any amount due as described in this section “— Termination Fees”, and either Parent or Immucor, as the case may be, commences a suit that results in a judgment against the other party, such paying party shall reimburse the other party for all costs and expenses (including attorneys’ fees) incurred in connection with such suit, together with interest on such amount.

Availability of Specific Performance.

The Merger Agreement provides that Immucor’s right to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent and Purchaser to cause the Equity Financing to be funded at any time but only simultaneously with the receipt of the Debt Financing, is subject to the requirements that (i) all of the conditions to completing the Merger listed above in the section “— The Merger” and all of the other conditions to the obligations of Parent and Purchaser to complete the Merger (other than the condition regarding the purchase of Shares in the Offer, to the extent the Offer has been terminated, and other than those conditions that by their terms are to be satisfied by actions taken at the Merger Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions) have been satisfied; (ii) the Debt Financing has been funded or would be funded (or if such Debt Financing has been funded into escrow such funds have been or would be released) in accordance with the terms thereof at the Merger Closing, if the Equity Financing is funded at the Merger Closing; and (iii) Immucor has irrevocably confirmed to Parent that (A) all of the conditions to completing the Merger listed above in the section “— The Merger” and all of the other conditions to the obligations of Immucor to complete the Merger have been satisfied or that it is willing to waive any such open conditions, (B) if specific performance is granted, and (C) if the Equity Financing and the Debt Financing were funded, the Merger Closing would occur.

Subject to the foregoing paragraph, the parties to the Merger Agreement agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of Immucor and Parent acknowledged and agreed that, except as described in the foregoing paragraph, (i) each party will be entitled to seek to specifically enforce the terms and provisions of the Merger Agreement notwithstanding the availability of any monetary remedy described above in the section “— Termination Fees”, (ii) the provisions described above in the section “— Termination Fees” (A) are not intended to and do not adequately compensate for the harm that would result from a breach of the Merger Agreement and (B) are not to be construed to diminish or otherwise impair in any respect any party’s right to specific performance, and (iii) the right of specific performance is an integral part of the transactions contemplated by the Merger Agreement and, without such right, neither Immucor nor Parent would have entered into the Merger Agreement.

Expenses. Pursuant to the Merger Agreement, other than (a) as otherwise described above in the section “— Termination Fees”, (b) the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which will be borne by Immucor, and (c) all filing fees under the HSR Act and filings under any other Antitrust Laws and any other filings with any Governmental Entity, which will be borne by Parent, all costs and expenses incurred in connection with the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense, whether or not the Offer, the Merger or any of such other transactions is consummated.

Governing Law. The Merger Agreement is governed by the laws of the State of New York except to the extent the provisions of the GBCC are mandatorily applicable.

Guaranty

Concurrent with the execution of the Merger Agreement, TPG Partners VI, L.P. (the “Guarantor”) delivered a limited guaranty addressed to Immucor, guaranteeing certain obligations of Parent under the Merger Agreement (the “Guaranty”).

Under the Guaranty, the Guarantor, intending to be legally bound, absolutely, irrevocably and unconditionally guaranteed to Immucor the due and punctual payment of (i) the Parent Termination Fee when required to be paid by Parent pursuant to and in accordance with the Merger Agreement (the “Parent Fee Obligations”) and (ii) any costs and expenses (including attorneys’ fees) incurred by Immucor to commence a suit resulting in a judgment against Parent and/or the Guarantor to enforce payment of the Parent Termination Fee and/or the Guaranty, pursuant to and in accordance with the Merger Agreement, and including the expenses incurred in enforcing the Guaranty (clause (ii), the “Enforcement Expense Obligations”, and clauses (i) and (ii) collectively, the “Guaranteed Obligations”); provided, however, that the guarantee by the Guarantor of the Guaranteed Obligations may be enforced for monetary damages only; provided, further, that in no event shall the Guarantor’s aggregate liability (A) for the Parent Fee Obligations under the Guaranty exceed $90,000,000 or (B) for the Enforcement Expense Obligations under the Guaranty exceed the lesser of $2,000,000 or the aggregate Enforcement Expense Obligations that have been paid or are payable by Parent, Purchaser or the Guarantor (such limitations on the aggregate liability the Guarantor may have for Parent Fee Obligations and Enforcement Expense Obligations collectively, the “Cap”), it being understood and agreed that the Guaranty may not be enforced against the Guarantor without giving effect to the Cap.

By its acceptance of the benefits of the Guaranty, Immucor acknowledged and agreed that: (a) no person other than the Guarantor, or its successors, will have any obligations under or in connection with the Guaranty notwithstanding the fact that the Guarantor may be a partnership and (b) the Guarantor will have no obligations under or in connection with the Guaranty except as expressly provided by the Guaranty. Nothing set forth in the Guaranty shall confer or give or shall be construed to confer or give to any person other than Immucor (including any representative acting in a representative capacity) any rights or remedies against any person, other than the rights of Immucor against the Guarantor, or its successors, as expressly set forth in the Guaranty. Under the Guaranty, Immucor acknowledged and agreed that no personal liability shall attach to, and no recourse shall be had by Immucor, any of its affiliates or any person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including, without limitation, by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent to enforce any rights that it may have against any person, by attempting to enforce any assessment, or by attempting to enforce any purported right at law or in equity, whether sounding in contract, tort, statute or otherwise) against, any Non-Recourse Party (as defined below, and excluding Parent and Purchaser) by the enforcement of any judgment or assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable law, or otherwise, in any way under or in connection with the Guaranty, the Merger Agreement, the Commitment Letters or any other agreement or instrument delivered in connection with the Guaranty, the Merger Agreement, the Commitment Letters or the transactions contemplated thereby, except that: (i) Immucor may assert claims against the Guarantor under, and pursuant to the terms of and subject to the limitations set forth in the Guaranty; (ii) Immucor may assert claims against Parent and Purchaser pursuant to the terms of, and subject to the limitations set forth in, the Merger Agreement; and (iii) Immucor may assert claims against the Guarantor for specific performance of the Guarantor’s obligation under its Equity Commitment Letter to fund its commitment thereunder pursuant to the terms of, and subject to the limitations set forth in, the Equity Commitment Letter and the Merger Agreement. Recourse against the Guarantor pursuant to the Guaranty shall be the sole and exclusive remedy of Immucor and all of its affiliates against the Guarantor and Non-Recourse Parties (other than Parent and Purchaser) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement. Immucor covenanted and agreed that it will not, and it will cause its affiliates not to, institute any proceeding or bring any claim in any way under or in connection with the Guaranty, the Merger Agreement, the Commitment Letters or any other agreement or instrument delivered in connection with the Guaranty, the Merger Agreement, the Commitment Letters or the transactions contemplated thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), against the Guarantor or any Non-Recourse Party (other than against Parent or Purchaser), except for claims of Immucor against the Guarantor or a successor entity under the Guaranty. Nothing set forth in the Guaranty affects any liability of Parent or Purchaser to Immucor. As used in the Guaranty, the term “Non-Recourse Parties” means, collectively, Parent, the Guarantor and any of their former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, affiliates or assignees of any of the foregoing, and any and all former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and the financial institutions that provide or are committed to provide debt financing in connection with the transactions contemplated by the Merger Agreement.

The Guaranty will terminate and the Guarantor will have no further obligations under or in connection with the Guaranty as of the earliest of: (a) the Merger Closing; (b) termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where the Parent Termination Fee does not become payable; (c) the date the Guaranteed Obligations payable under the Guaranty has been paid in full; and (d) the twelve-month anniversary after the date of the Guaranty (unless Immucor has commenced litigation against the Guarantor under and pursuant to the Guaranty prior to such anniversary). Additionally, in the event that Immucor or any of its affiliates (i) asserts in any litigation or other proceeding that the provisions of the Guaranty limiting the Guarantor’s liability to the Cap or the provisions regarding Immucor’s available remedies or termination of the Guaranty are illegal, invalid or unenforceable in whole or in part, (ii) asserts that the Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Cap, or (iii) asserts any theory of liability against any Non-Recourse Party with respect to the Guaranty, the Commitment Letters, the Merger Agreement, any other agreement or instrument delivered in connection with the Guaranty or the Merger Agreement, or the transactions contemplated thereby, then (x) the obligations of the Guarantor under or in connection with the Guaranty shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under or in connection with the Guaranty, it shall be entitled to recover and retain such payments, and (z) neither the Guarantor nor any other Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) to Immucor or any other person in any way under or in connection with the Guaranty, the Merger Agreement, any other agreement or instrument delivered in connection with the Guaranty or the Merger Agreement (including, without limitation, the Commitment Letters), or the transactions contemplated thereby.

Confidentiality Agreement

On May 27, 2011, Immucor and TPG Capital, L.P. (“TPG Capital”) entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties and/or their affiliates. Under the Confidentiality Agreement, TPG Capital agreed, subject to certain exceptions, (i) to keep confidential any non-public information concerning Immucor for a period of two years from the date of the Confidentiality Agreement, (ii) to certain employee non-solicitation provisions for a period of eighteen months from the date of the Confidentiality Agreement, and (iii) to certain “standstill” provisions until the first to occur of eighteen months from the date of the Confidentiality Agreement and twelve months from the date on which discussions between Immucor and TPG Capital regarding a possible negotiated transaction cease, in each case for the protection of Immucor. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

12.	Purpose of the Offer; Plans for Immucor.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Immucor. The Offer, as the first step in the acquisition of Immucor, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger Closing at 9:00 a.m. Atlanta, Georgia time, on the date of, and immediately following the Offer Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in Immucor or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Immucor. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Immucor.

Short-Form Merger. The GBCC provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Parent and Purchaser intend to effect the Merger without prior notice to, or any action by, any other shareholder of Immucor if permitted to do so under the GBCC (the “Short-Form Merger”). Even if Parent and Purchaser do not own one Share more than 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market from Immucor or otherwise in order to reach the 90% threshold and effect a Short-Form Merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Immucor. It is expected that, initially following the Merger, the business and operations of Immucor will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Immucor during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Immucor’s business, operations, capitalization and management with a view to optimizing development of Immucor’s potential.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Immucor, on the one hand, and Parent, Purchaser, Sponsor or Immucor, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Immucor entering into any such agreement, arrangement or understanding.

It is possible that certain members of Immucor’s current management team will enter into new employment arrangements with Immucor after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the articles of incorporation of Purchaser and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation and the bylaws of the Surviving Corporation until thereafter amended as provided by law and such articles of incorporation and bylaws. The directors of Purchaser will become the directors of Immucor and the officers of Immucor at the Effective Time will be the officers of the Surviving Corporation in each case until their respective successors are duly elected or appointed. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Board of Directors and Officers at the Effective Time.”

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Immucor — Plans for Immucor,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Immucor or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Immucor or any of its subsidiaries, (iii) any material change in Immucor’s capitalization or dividend policy, (iv) any other material change in Immucor’s corporate structure or business or (v) composition of its management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on the Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a thirty consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, Immucor has shareholders’ equity of less than $10 million, or the bid price for the Shares over a thirty consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from the Nasdaq Stock Market altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a thirty consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (v) the bid price for the Shares over a thirty consecutive business day period is less than $1 or (vi) (A) Immucor has shareholders’ equity of less than $2.5 million, (B) the market value of Immucor’s listed securities is less than $35 million over a thirty consecutive business day period and (C) Immucor’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year or two of the last three most recently completed fiscal years. Shares held by officers or directors of Immucor, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Immucor, as of July 13, 2011, there were 70,741,281 Shares outstanding (including 243,479 unvested Restricted Stock Awards). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Immucor to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Immucor to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Immucor, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with Shareholders’ Meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Immucor and persons holding “restricted securities” of Immucor to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Immucor to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Immucor will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Immucor or any subsidiary of Immucor.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Immucor common stock promptly after the termination or withdrawal of the Offer), pay for any shares of Immucor common stock tendered pursuant to the Offer unless:

(a) there shall have been validly tendered and not withdrawn that number of Shares which, when added to the Shares already owned by Parent or any of its subsidiaries, would represent at least 84% of the outstanding Shares on a fully-diluted basis (the “Minimum Tender Condition”);

(b) Parent (either directly or through its subsidiaries) shall have received the proceeds of the Debt Financing (or any alternative financing) and/or the lenders party to the Debt Commitment Letter (or a new commitment letter for any alternative financing) shall have confirmed to Parent or Purchaser that the Debt Financing (or any alternative financing) will be available at the Offer Closing in an amount sufficient to consummate the Offer Closing and the Merger Closing on the terms and conditions set forth in the Debt Commitment Letter (or a new commitment letter for any alternative financing) (the “Financing Proceeds Condition”); and

(c) each of the following conditions shall have occurred and be continuing as of the Expiration Date:

(i) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger, or making the Merger or Offer illegal, shall be in effect;

(ii) The representations and warranties of Immucor (A) set forth in Sections 5.2(a), 5.2(b), 5.2(d) (capital structure); Section 5.3(corporate authority; approval; fairness opinion); and Section 5.13 (takeover statutes; rights plan) of the Merger Agreement shall be true and correct in all material respects, and (B) set forth in the Merger Agreement, other than those sections specifically identified in clause (A) of this paragraph (ii), shall be true and correct (disregarding for purposes of this clause (B) all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Company Material Adverse Effect” and words of similar import therein), except, with respect to both clause (A) and clause (B), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date, provided, however, that the condition set forth in this clause (B) shall be deemed to have been satisfied even if any representations and warranties of Immucor are not so true and correct unless the failure of such representations and warranties of Immucor to be so true and correct has had, or would reasonably be expected to have, a Company Material Adverse Effect; provided, further, however, solely for the purposes of clause (A) above, if one or more inaccuracies in the representations and warranties set forth in Section 5.2(a), 5.2(b), or 5.2(d) (capital structure) of the Merger Agreement would cause damages or diminution in value to Parent or Purchaser of $5 million or more or would cause the aggregate amount required to be paid by Parent and/or Purchaser to effectuate the Merger, refinance Immucor’s indebtedness, consummate the Offer and exercise the Top-Up Option, consummate the transactions contemplated by the Merger Agreement and pay all fees and expenses in connection therewith, to increase by $5 million or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (A) of this paragraph (ii);

(iii) Since the date of the Merger Agreement, there shall not have occurred any change, event or occurrence that has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(iv) Immucor shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date;

(v) Immucor shall have delivered to Parent a certificate signed by an officer of Immucor and certifying as to the satisfaction by Immucor of the applicable conditions specified in clauses (ii), (iii) and (iv) above;

(vi) The applicable waiting period under the HSR Act shall have expired or been terminated and any applicable consent or approvals pursuant to German antitrust or merger control Laws shall have been obtained;

(vii) In the event that the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least one Share more than 90% of the outstanding Shares on a fully diluted basis immediately after the exercise thereof, there shall be no law restraining Purchaser’s ability and right to (i) exercise the Top-Up Option or (ii) issue the Shares upon exercise of the Top-Up Option, which together with the Shares validly tendered in the Offer and not withdrawn, shall be sufficient for Purchaser to own at least one Share more than 90% of the Shares on a fully diluted basis; and

(viii) The Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Purchaser and may (other than the Minimum Tender Condition) be waived by Parent or Purchaser, in whole or in part, at any time and from time to time (in each case on or prior to the Expiration Date), subject to the terms of the Merger Agreement and applicable law. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time (in each case on or prior to the Expiration Date).

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Immucor with the SEC and other information concerning Immucor, we are not aware of any governmental license or regulatory permit that appears to be material to Immucor’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Immucor’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Sponsor, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Sponsor and Immucor anticipate filing their Premerger Notification and Report Forms on or about July 18, 2011 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m. New York City time, on or about August 2, 2011, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the fifteen calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Sponsor with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with Sponsor’s consent. In practice, complying with a Second Request can take a significant period of time. Although Immucor is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Immucor’s failure to make those filings nor a request for additional documents and information issued to Immucor from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Immucor. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Immucor, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will

be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

Additionally, under German merger control law, the acquisition of Shares in the Offer and the Merger may not be completed until the Federal Cartel Office (“FCO”) has cleared the transaction or the waiting period of one month after submission of a complete notification has expired without the FCO having prohibited the transaction. Sponsor expects to file the required premerger filing with the FCO on July 15, 2011, and the waiting period with respect to the Offer and Merger is expected to expire on or about August 15, 2011, unless earlier terminated by the FCO and absent an investigation commenced by the FCO. The commencement of such formal investigation will extend the waiting period up to four months from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties. The completion of the Offer and Merger without German merger control clearance could result in administrative penalties and would be deemed invalid under German law. If the FCO determines that the acquisition of Shares in the Offer or the Merger would constitute the creation or strengthening of a dominant market position, it may prohibit the acquisition of the Shares in the Offer or the Merger or impose other conditions or remedies, including divestitures.

State Takeover Laws. A number of states (including Georgia, where Immucor is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.

Sections 14-2-1131 through 14-2-1133 (the “Business Combination Provisions”) and Sections 14-2-1110 through 14-2-1113 (the “Fair Price Provisions”) of the GBCC only apply to eligible Georgia corporations which have been elected by bylaw provision to be governed thereby. Immucor has not elected in its Bylaws to be subject to the Business Combination Provisions or the Fair Price Provisions and, as such, they are inapplicable to the Merger. In general, the Business Combination Provisions prevent an “interested shareholder” (which includes a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of a corporation) from engaging in a “business combination” (defined to include a variety of transactions, including mergers with an interested shareholder) with a Georgia corporation for a period of five years following the time that such person became an interested shareholder (the “determination date”). However, this prohibition does not apply, among other exceptions, if before the time that such person became an interested shareholder, the business combination or the transaction that resulted in such person becoming an interested shareholder is approved by the board of directors of the corporation. In addition, the Fair Price Provisions provide that a business combination with an interested shareholder must meet specified fair price criteria and certain other tests unless the business combination is either (1) unanimously approved by the directors of the corporation who are not affiliated or otherwise associated with the interested shareholder and who were directors of the corporation prior to the determination date, provided that there are at least three such directors, or (2) recommended by at least two-thirds of such directors and approved by a majority vote of shares not beneficially owned by the interested shareholder.

The foregoing description of Sections 14-2-1131 through 14-2-1133 and Sections 14-2-1110 through 14-2-1113 of the GBCC does not purport to be complete and is qualified in its entirety by reference to the provisions of Sections 14-2-1131 through 14-2-1133 and Sections 14-2-1110 through 14-2-1113 of the GBCC.

Immucor has represented to us in the Merger Agreement that no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Immucor’s or any of its subsidiaries articles of incorporation, bylaws or similar organizational documents is applicable to Immucor, any of its subsidiaries, the Shares, the Offer, the Merger, the Top-Up Option or the other transactions contemplated by the Merger Agreement. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws.

Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Legal Proceedings. On July 12, 2011, a purported shareholder of Immucor filed a putative class action lawsuit in the superior court of Fulton County for the State of Georgia, captioned as Hilary Kramer v. Immucor, Inc., et al., Civil Action No. 2011CV203124. In addition to Immucor, the suit names the individual directors of Immucor, Parent, Purchaser, Sponsor and TPG Capital as defendants. The Kramer action purports to be brought individually and on behalf of similarly situated public shareholders of Immucor and alleges claims for breaches of fiduciary duties against the Immucor board of directors in connection with the proposed transaction and that Parent, Purchaser, Sponsor and TPG Capital aided and abetted the purported breaches of fiduciary duties. The Kramer action seeks, among other things, certification of the putative class, preliminary and permanent relief, including injunctive relief enjoining the consummation of the proposed transaction, rescission of the proposed acquisition to the extent the proposed acquisition is consummated prior to the entry of a final judgment, and the costs, expenses and disbursements of the Kramer action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest. The foregoing description is qualified in its entirety by reference to Exhibit (a)(5) to the Schedule TO, which is incorporated herein by reference.

17.	Dissenters’ Rights.

No dissenters’ rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Article 13 of the GBCC (including, if a shareholder vote is required for the Merger, delivery of written notice to Immucor prior to such vote), will be entitled to receive a judicial determination of the fair value of the holder’s Shares as of immediately prior to the Merger (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such judicially determined amount, together with such rate of interest, if any, as the Georgia court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Immucor may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting shareholders under the GBCC does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under Georgia law. The preservation and exercise of dissenters’ rights require strict and timely adherence to the applicable provisions of Georgia law, which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under Georgia law and is qualified in its entirety by reference to Georgia law, including without limitation, Article 13 of the GBCC.

18.	Fees and Expenses.

Parent and Purchaser have retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Immucor is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of Immucor’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Immucor” above.

IVD Acquisition Corporation

July 15, 2011

SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND SPONSOR

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, California 94104 and the telephone number is (415) 743-1500.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Ronald Cami Director and President	U.S.	Partner and General Counsel of TPG Capital, L.P. since 2010. From 2000 until he joined TPG Capital, L.P. in 2010, he was a Partner at the law firm Cravath, Swaine & Moore LLP.
Jeff Rhodes Director, Vice President, Treasurer and Secretary	U.S.	Investment professional since joining TPG Capital, L.P. in 2005.

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, California 94104 and the telephone number is (415) 743-1500.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Ronald Cami Director and President	U.S.	Partner and General Counsel of TPG Capital, L.P. since 2010. From 2000 until he joined TPG Capital, L.P. in 2010, he was a Partner at the law firm Cravath, Swaine & Moore LLP.
Jeff Rhodes Director, Vice President, Treasurer and Secretary	U.S.	Investment professional since joining TPG Capital, L.P. in 2005.

Sponsor. TPG Partners VI, L.P. is a Delaware limited partnership engaged in the business of making private equity and other types of investments.

TPG GenPar VI, L.P. is the general partner of TPG Partners VI, L.P. TPG GenPar VI, L.P., is a Delaware limited partnership, the principal business of which is acting as general partner of TPG Partners VI, L.P.

TPG GenPar VI Advisors, LLC is the general partner of TPG GenPar VI, L.P. TPG GenPar VI Advisors, LLC is a Delaware limited liability company engaged in the business of acting as general partner of TPG GenPar VI, L.P.

The business address of each of TPG Partners VI, L.P., TPG GenPar VI, L.P. and TPG GenPar Advisors, LLC and each of the executive officers of TPG GenPar VI Advisors, LLC listed below is c/o TPG Capital, L.P., 345 California Street, Suite 3300, San Francisco, California 94104 and the telephone number is (415) 743-1500.

The names and material occupations, positions offices or employment during the past five years of each executive officer of TPG GenPar VI Advisors, LLC are set forth below.

Name and Address	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
David Bonderman	U.S.	Founding partner of TPG Capital, L.P. Investment professional since founding TPG Capital, L.P. in 1992.
James G. Coulter	U.S.	Founding partner of TPG Capital, L.P. Investment professional since founding TPG Capital, L.P. in 1992.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by overnight delivery (by 5:00 P.M. ET on Expiration Date)

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Banks and Brokerage Firms, Please Call: (212) 929-5500

Shareholders and All Others, Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com